Exhibit (a)(1)(iii)

Amended and Restated Offer to Exchange

8.875% Senior Notes due 2019

3.25% Convertible Senior Notes due 2026

5.00% Convertible Senior Notes due 2029

5.00% Convertible Senior Notes due 2032

5.00% Convertible Exchange Senior Notes due 2032

for

Shares of Common Stock, par value $0.20 per share

We are offering to exchange (the “Exchange Offers”), upon the terms and subject to the conditions set forth in this amended and restated offer to exchange (as it may be supplemented and amended from time to time, this “Offer to Exchange”) and the accompanying letter of transmittal (as supplemented and amended from time to time, the “Letter of Transmittal”), any and all of our 8.875% Senior Notes due 2019, 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 and 5.00% Convertible Exchange Senior Notes due 2032, in each case, outstanding as of December 31, 2015 (together, the “Existing Unsecured Notes”) for newly issued shares of our common stock, par value $0.20 per share (the “Common Stock”).

In exchange for each $1,000 principal amount of Existing Unsecured Notes properly tendered (and not validly withdrawn) prior to 5:00 p.m., New York City time, on February 24, 2016 (such time and date, as the same may be extended, the “Expiration Date”) and accepted by us, participating holders of Existing Unsecured Notes will receive the following exchange consideration (the “Exchange Consideration”):

Existing Unsecured Notes	CUSIP No.	Aggregate Principal Amount Outstanding(1)	Exchange Consideration per $1,000 principal amount of Existing Unsecured Notes(2)
8.875% Senior Notes due 2019	382410 AF5	$116,828,000	800.635 shares of our Common Stock
3.25% Convertible Senior Notes due 2026	382410 AB4	$429,000	800.635 shares of our Common Stock
5.00% Convertible Senior Notes due 2029	382410 AC2	$6,692,000	800.635 shares of our Common Stock
5.00% Convertible Senior Notes due 2032	382410 AG3	$94,160,000	800.635 shares of our Common Stock
5.00% Convertible Exchange Senior Notes due 2032	382410 AK4 382410 AP3	$6,117,000	1601.270 shares of our Common Stock

(1)	The outstanding principal amount reflects the aggregate principal amount outstanding as of January 20, 2016.
(2)	The higher exchange ratio applicable to the 5.00% Convertible Exchange Senior Notes due 2032 relative to other Existing Unsecured Notes reflects the original principal amount of the 5.00% Convertible Senior Notes due 2032 that were exchanged for the 5.00% Convertible Exchange Senior Notes due 2032 on September 1, 2015 and October 7, 2015.

As a result, if we successfully complete the Exchange Offers, we will issue an aggregate of 184,420,668 shares of our Common Stock if all of the Existing Unsecured Notes are properly tendered and accepted by us.

Holders that tender their Existing Unsecured Notes that are accepted for exchange will forfeit any claim to all accrued and unpaid interest on such Existing Unsecured Notes, regardless of when it accrued, whether before or after the date hereof and including any interest that may accrue through the settlement date for the Exchange Offers.

Each of the Exchange Offers will expire on the Expiration Date, unless extended or earlier terminated by us. Tendered Existing Unsecured Notes may be withdrawn at any time prior to the expiration of the related Exchange Offer. In addition, you may withdraw any tendered Existing Unsecured Notes if we have not accepted them for exchange within 40 business days from the commencement of the Exchange Offers on January 26, 2016.

Concurrently with the Exchange Offers, we are offering to exchange, upon the terms and conditions set forth in a separate offer to exchange any and all (a) shares of our 5.375% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), (b) depositary shares, each representing 1/1000th of a share of (1) our 10.00% Series C Cumulative Preferred Stock (such depositary shares, the “Series C Preferred Stock”), (2) our 9.75% Series D Cumulative Preferred Stock (such depositary shares, the “Series D Preferred Stock”) and (3) our outstanding 10.00% Series E Cumulative Convertible Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Existing Preferred Stock”), in each case, outstanding as of December 31, 2015 for newly issued shares of our Common Stock (the “Preferred Exchange Offers”). Also, we intend to offer to exchange any and all of our outstanding 8.00% Second Lien Senior Secured Notes due 2018 and 8.875% Second Lien Senior Secured Notes due 2019 (the “Second Lien Notes”) for new notes with materially identical terms except that interest thereon may be either (a) paid, at our option, in cash or in-kind or (b) deferred for some period of time (up to maturity) to allow us to temporarily reduce our cash interest expense (the “Second Lien Exchange Offers”). We have also called a special meeting of our stockholders to be held on the morning of March 7, 2016 (the “Special Meeting”) to approve (i) an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our Common Stock to 400 million (the “Authorized Share Amendment Proposal”) to allow for the issuance of Common Stock in the various exchanges and (ii) amendments to the Certificate of Designation of each of series of Existing Preferred Stock that would, if approved, allow us to mandatorily convert (the “Preferred Conversions”) such series of Existing Preferred Stock into Common Stock at the rate offered in the applicable Preferred Exchange Offer (each, a “Preferred Stock Amendment Proposal”). Upon completion of the Exchange Offers, the Preferred Exchange Offers and the Second Lien Exchange Offers, we plan to amend our 2006 Long-Term Incentive Plan (the “2006 Plan”) to increase the number of shares of Common Stock available for delivery pursuant to awards under the 2006 Plan (the “LTIP Amendment”) and issue approximately 27.1 million restricted shares of Common Stock pursuant to the 2006 Plan to our existing management and employees (the “Retention Awards”). The Retention Awards would represent 7.5% of the outstanding shares of Common Stock of the Company if all of the Existing Unsecured Notes participate in the Exchange Offers and all of the Existing Preferred Stock participate in the Preferred Exchange Offers, or 8.4% if the Exchange Offer and Preferred Exchange Offers are completed with only the minimum participation conditions met, as there would be fewer total shares outstanding.

The Exchange Offers are conditioned upon, among other things, (i) holders of at least 95%, or $213,015,000, of the aggregate principal amount of Existing Unsecured Notes outstanding as of the date of this Offer to Exchange properly tendering (and not validly withdrawing) their Existing Unsecured Notes in the Exchange Offers, or voluntarily converting their Existing Unsecured Notes into Common Stock in accordance with the terms of such Existing Unsecured Notes (including the $19,636,000 of aggregate principal amount of Existing Unsecured Notes that have been voluntarily converted since December 31, 2015) (the “Minimum Unsecured Tender Condition”), (ii) our common shareholders approving the Authorized Share Amendment Proposal, (iii) holders of at least 95%, or $166,250,000, of the aggregate principal amount of our Second Lien Notes exchanging their Second Lien Notes in the Second Lien Exchange Offers, (iv) holders of an aggregate of at least a majority of the shares (in the case of our Series B Preferred Stock) and depositary shares (in the case of our Series C Preferred Stock, our Series D Preferred Stock and our Series E Preferred Stock) outstanding as of the date of this Offer to Exchange either (a) properly tendering (and not validly withdrawing) their shares or depositary shares, as applicable, of Existing Preferred Stock in the Preferred Exchange Offers or voluntarily converting their Existing Preferred Stock into Common Stock in accordance with the terms of such Existing Preferred Stock (including the 349,748 shares of Existing Preferred Stock that have been voluntarily converted since December 31, 2015) or (b) having their shares of Preferred Stock converted into Common Stock pursuant to the Company’s exercise of the mandatory conversion provision in the applicable Certificate of Designation if the applicable Preferred Stock Amendment Proposal is approved at the Special Meeting (the “Minimum Preferred Tender Condition”), (v) there shall have not been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with such Exchange Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of such Exchange Offer or materially impair the contemplated benefits to us (as set forth under “— Purpose of the Recapitalization Plan, including the Exchange Offers”) of the Exchange Offers, (vi) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of such Exchange Offer or materially impair the contemplated benefits to us of such Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, (vii) there shall have not occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs, (viii) there shall have not occurred (a) any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets, (b) any material adverse change in the price of our Common Stock in U.S. securities or financial markets, (c) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States (d) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions or (e) a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens and (ix) our acceptance of Existing Unsecured Notes tendered pursuant to such Exchange Offer. See “The Exchange Offers — Conditions to the Exchange Offers” for a complete description of the conditions of the Exchange Offers. We reserve the right to extend or terminate any of the Exchange Offers if any condition of such Exchange Offer is not satisfied and otherwise to amend any of the Exchange Offers in any respect. The last reported sale price of our Common Stock on the OTC Markets (the “OTC”) on February 4, 2016 was $0.06 per share.

As noted above, we will consider any voluntarily conversion of Existing Unsecured Notes into Common Stock after December 31, 2015, in accordance with the terms of such Existing Unsecured Notes, as counting towards fulfillment of the Minimum Unsecured Tender Condition. Likewise, we will consider any voluntarily conversion of Existing Preferred Stock into Common Stock after December 31, 2015, in accordance with the terms of such Existing Preferred Stock, as counting towards fulfillment of the Minimum Preferred Tender Condition. As of the date of this Offer to Exchange an aggregate of $19,636,000 of Existing Unsecured Notes and 349,748 shares of Existing Preferred Stock have been converted in accordance with their terms since December 31, 2015.

If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on our Existing Unsecured Notes and our Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. This relief may include: (i) seeking bankruptcy court approval for the sale or sales of some, most or substantially all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and a subsequent liquidation of the remaining assets in the bankruptcy case; (ii) pursuing a plan of reorganization (where votes for the plan may be solicited from certain classes of creditors prior to a bankruptcy filing) that we would seek to confirm (or “cram down”) despite any classes of creditors who reject or are deemed to have rejected such plan; or (iii) seeking another form of bankruptcy relief, all of which involve uncertainties, potential delays and litigation risks. See “Bankruptcy Relief.”

If we seek bankruptcy relief, we expect that holders of Existing Unsecured Notes would likely receive little or no consideration for their Existing Unsecured Notes.

We urge you to carefully read the “Risk Factors” section beginning on page 20 before you make any decision regarding the Exchange Offers.

You must make your own decision whether to tender Existing Unsecured Notes in the Exchange Offers, and, if so, the principal amount of Existing Unsecured Notes to tender. Neither we, the Information Agent, the Exchange Agent, nor any other person is making any recommendation as to whether or not you should tender your Existing Unsecured Notes for exchange in the Exchange Offers.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities being offered in the Exchange Offers, or determined if the Exchange Offers are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amended and Restated Offer to Exchange is February 5, 2016.

You should rely only on the information contained or incorporated by reference in this Offer to Exchange. No person has been authorized to give any information or make any representations other than those contained or incorporated by reference herein or in the accompanying Letter of Transmittal and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by us, the Information Agent, the Exchange Agent or any other person. We are offering to exchange, and are seeking tenders of, these securities only in jurisdictions where the offers or tenders are permitted.

We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt the Exchange Offers from the registration requirements of the Securities Act. When securities are exchanged for other securities of an issuer under Section 3(a)(9) of the Securities Act, the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offers. In addition, neither our financial advisors nor any broker, dealer, salesperson, agent or any other person is engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the Exchange Offers.

i

FORWARD-LOOKING STATEMENTS

We have made in this Offer to Exchange, and may from time to time otherwise make in other public filings, press releases and discussions with our management, forward-looking statements concerning our operations, economic performance and financial condition. These forward-looking statements include information concerning future production and reserves, schedules, plans, timing of development, contributions from oil and natural gas properties, marketing and midstream activities, and also include those statements accompanied by or that otherwise include the words “may,” “could,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “predicts,” “target,” “goal,” “plans,” “objective,” “potential,” “should,” or similar expressions or variations on such expressions that convey the uncertainty of future events or outcomes. We have based these forward-looking statements on our current expectations and assumptions about future events. These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements speak only as of the date of this Offer to Exchange, or if earlier, as of the date they were made. The safe harbor provisions for forward-looking statements contained in the Securities Act and Securities Exchange Act of 1934, as amended (the “Exchange Act”) do not apply to any forward-looking statements that the we make in connection with this Offer to Exchange, including forward-looking statements from our Annual Reports on Form 10-K, which are incorporated by reference into this Offer to Exchange.

These forward-looking statements involve risk and uncertainties. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following risk and uncertainties:

•	failure to consummate the Recapitalization Plan, including the Exchange Offers, or otherwise address our near-term liquidity needs, at which time we may not be able to make our interest payments on our Existing Unsecured Notes and Second Lien Notes beginning in March 2016 and are likely to need to seek protection under Chapter 11 of the U.S. Bankruptcy Code;

•	the expectation that holders of Existing Unsecured Notes would likely receive little or no consideration for their Existing Unsecured Notes if we seek relief under the U.S. Bankruptcy Code;

•	our ability to comply with the financial covenants in our debt instruments and our available liquidity even if the Recapitalization Plan described in this Offer to Exchange is successfully implemented, particularly if oil and natural gas prices remain depressed;

•	planned capital expenditures;

•	future drilling activity;

•	our financial condition;

•	future cash flows, credit availability and borrowings;

•	sources of funding for exploration and development;

•	the market prices of oil and natural gas;

•	uncertainties about the estimated quantities of our oil and natural gas reserves;

•	financial market conditions and availability of capital;

•	production;

•	hedging arrangements;

•	litigation matters;

•	pursuit of potential future acquisition opportunities;

•	general economic conditions, either nationally or in the jurisdictions in which we are doing business;

•	legislative or regulatory changes, including retroactive royalty or production tax regimes, hydraulic-fracturing regulation, drilling and permitting regulations, derivatives reform, changes in state and federal corporate taxes, environmental regulation, environmental risks and liability under federal, state, and local environmental laws and regulations;

•	the creditworthiness of our financial counterparties and operation partners;

•	the securities, capital or credit markets;

•	our ability to repay our debt; and

•	other factors discussed below and elsewhere in this Offer to Exchange and in our other public filings, press releases and discussions with our management.

For additional information regarding known material factors that could cause our actual results to differ from projected results please read the rest of this Offer to Exchange, including the “Risk Factors” section herein, and Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, Part II, “Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and Part II, “Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports and other information with the SEC (File No. 001-12719) pursuant to the Exchange Act. You may read and copy any documents that are filed at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at l-800-SEC-0330 for further information. Our filings are also available to the public through the SEC’s website at www.sec.gov:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as amended by Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2014 filed on April 30, 2015);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015;

•	our Current Reports on Form 8-K, filed with the SEC on March 2, 2015, March 18, 2015, April 22, 2015, May 11, 2015, June 4, 2015, July 30, 2015, August 19, 2015, September 2, 2015, September 9, 2015, September 30, 2015, October 2, 2015, October 8, 2015, October 20, 2015, November 6, 2015, December 9, 2015, December 11, 2015, December 23, 2015, January 14, 2016, January 25, 2016, January 26, 2016 and February 5, 2016 (in each case excluding any information furnished pursuant to Item 2.02 or Item 7.01);

•	Our Offers to Exchange on Schedule TO-I, filed with the SEC on January 26, 2016;

•	our Proxy Statement on Schedule 14A, filed with the SEC on May 4, 2015; and

•	the description of our Common Stock contained in our registration statement on Form 8-B, filed with the SEC on February 3, 1997.

The information incorporated by reference is an important part of this Offer to Exchange.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Offer to Exchange or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Exchange.

You can find or may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) on our website at www.goodrichpetroleum.com or at no cost by writing or telephoning us at the following address and telephone number:

Goodrich Petroleum Corporation

Attention: Investor Relations

801 Louisiana, Suite 700

Houston, Texas 77002

(832) 255-1300

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed a statement on Schedule TO, which contains additional information with respect to the Exchange Offers. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner set forth above. We will amend the Schedule TO in order to disclose additional information about us and the Exchange Offers that occurs following the date of this Offer to Exchange.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFERS

These answers to questions that you may have as a holder of the Existing Unsecured Notes, as well as the summary that follows, highlight selected information included elsewhere or incorporated by reference in this Offer to Exchange. To fully understand the Exchange Offers and the other considerations that may be important to your decision about whether to participate in the Exchange Offers, you should carefully read this Offer to Exchange in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this Offer to Exchange. For further information about us, see the section of this Offer to Exchange entitled “Where You Can Find More Information and Incorporation by Reference.”

Except as the context otherwise requires, or as otherwise specified or used in this Offer to Exchange, the terms “we,” “us,” “our,” “ours,” “the Company,” and “Goodrich” refer to Goodrich Petroleum Corporation and its consolidated subsidiaries.

Why are we making the Exchange Offers?

We are making the Exchange Offers in connection with the Company’s comprehensive plan to reduce its cost structure and improve its operating results, cash flow from operations, liquidity and financial condition (the “Recapitalization Plan”). The Recapitalization Plan consists of:

•	The Exchange Offers;

•	The Preferred Exchange Offers; and

•	The Second Lien Exchange Offers; and

•	Upon completion of the Exchange Offers, the Preferred Exchange Offers and the Second Lien Exchange Offers, (i) amending our 2006 Long-Term Incentive Plan (the “2006 Plan”) to increase the number of shares of Common Stock available for delivery pursuant to awards under the 2006 Plan (the “LTIP Amendment”) and (ii) issuing a number of restricted phantom shares of Common Stock pursuant to the 2006 Plan equal to approximately 27.1 million shares of Common Stock to our existing management and employees (the “Retention Awards”).

The Board of Directors of the Company (the “Board of Directors”) has determined the Recapitalization Plan would be beneficial to the Company for the following reasons:

•	Successful completion of the Recapitalization Plan would reduce our outstanding debt and preferred stock liquidation preference by approximately $498 million, or 71% under full participation and $350 million, or 50% if only the minimum conditions to completion of the Recapitalization Plan are met in the Exchange Offers and the Preferred Exchange Offers;

•	Successful completion of the Exchange Offers and the Second Lien Exchange Offers would reduce our annual cash interest payment obligations by approximately $30.4 million under full participation and $28.9 million if the minimum conditions to completion are met, thereby increasing our ability to meet our near-term liquidity needs;

•	Successful completion of the Recapitalization Plan would simplify our capital structure and increase the percentage of our capitalization that is Common Stock;

•	Successful completion of the Recapitalization Plan would enable us to complete our restructuring in less time, for less money and with less risk than any bankruptcy alternatives;

•	Successful completion of the Recapitalization Plan would enable us to continue operating our business for an additional period of time and reduce the risk of a potentially precipitous decline in our revenues in a bankruptcy;

•	Successful completion of the Recapitalization Plan would improve liquidity for the Company, which will allow for more time for commodity prices to recover;

•	Successful completion of the Recapitalization Plan would make it easier for investors to understand and follow the Company, and more accurately value the Company’s Common Stock; and

•	Successful completion of the Exchange Offers would provide sufficient Common Stock in the Company to exchanging holders of the Existing Unsecured Notes to provide rapid recovery of value if commodity prices recover.

Does the Company plan to pay interest on the 8.875% Senior Notes due 2019 and Second Lien Notes on March 15, 2016?

If the Exchange Offers are not consummated, we may not be in a position to make the interest payments on our 8.875% Senior Notes due 2019 and our Second Lien Notes beginning on March 15, 2016 and are likely to seek relief under the U.S. Bankruptcy Code.

I appear to have received similar materials dated January 26, 2016 recently. Why am I receiving these materials twice?

These materials amend and restate certain disclosure relating to our existing and ongoing offers to exchange our Existing Unsecured Debt for newly issued shares of our Common Stock, including changes relating to Exchange Consideration.

What if I already tendered my Existing Unsecured Notes using the Letter of Transmittal dated January 26, 2016?

Assuming that the Existing Unsecured Notes were otherwise validly tendered, holders may use either the original letter of transmittal or the enclosed amended and restated letter of transmittal and we will accept Existing Unsecured Notes upon the terms and subject to the conditions of the Exchange Offers. If you have already tendered your Existing Unsecured Notes, you need not take any further action.

What will happen to the Company if the Exchange Offers are not completed?

If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make the interest payments on our Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Unsecured Notes would likely receive little or no consideration for their Existing Unsecured Notes. For a more complete description of potential bankruptcy relief and the risks relating to our failure to complete the exchange offers, see “Bankruptcy Relief” and “Risk Factors — Risks Related to the Exchange Offers.”

Why are we pursuing an out-of-court restructuring rather than an in-court restructuring?

An out-of-court restructuring through the Recapitalization Plan, including the Exchange Offers, or an in-court restructuring pursuant to the U.S. Bankruptcy Code, provide alternative means of restructuring our liabilities and seeking to achieve the survival and long-term viability of our business. We believe that there are advantages to restructuring the Company out-of-court. We believe that the successful consummation of the Recapitalization Plan out of court would, among other things:

•	enable us to continue operating our business for an additional period of time without the negative impact that a bankruptcy could have on our relationships with our customers, employees, suppliers, and others;

•	reduce the risk of a potentially precipitous decline in our revenues in a bankruptcy; and

•	allow us to complete our restructuring in less time, for less money and with less risk than any bankruptcy alternatives.

If we have to resort to bankruptcy relief, among other things, we expect that holders of the Existing Unsecured Notes would likely receive little or no consideration for their Existing Unsecured Notes.

What will happen to the Company if the Recapitalization Plan is successful?

If the Exchange Offers are completed and the Recapitalization Plan is successful, the Company’s liquidity will be improved which will allow for more time for commodity prices to recover and increase our ability to comply with our outstanding debt covenants and cash interest payment obligations. However, if oil and natural gas prices do not recover or if we are not able to execute our current plan for operations through 2016, then we may need to seek relief under the U.S. Bankruptcy Code notwithstanding the completion of the Exchange Offers and the Recapitalization Plan. If we were to seek relief under the U.S. Bankruptcy Code notwithstanding the completion of the Exchange Offers and the Recapitalization Plan, we expect that the holders of our shares of our Common Stock and any Existing Unsecured Notes or Existing Preferred Stock remaining outstanding after the Exchange Offers would receive little or no consideration.

If the Exchange Offers are successfully completed, what is the share price required for the exchanging holders of Existing Unsecured Notes to recover their original principal amount?

Assuming full participation in the Exchange Offers, the analysis below illustrates the minimum future share price required to recover the current principal amount of the Existing Unsecured Notes based on the value of the Common Stock received in the Exchange Offers:

Security	Par	Break-Even Price
Existing Unsecured Notes
8.875% Senior Notes due 2019	1000.0	$1.25
3.25% Convertible Senior Notes due 2026	1000.0	$1.25
5.00% Convertible Senior Notes due 2029	1000.0	$1.25
5.00% Convertible Senior Notes due 2032	1000.0	$1.25
5.00% Convertible Exchange Senior Notes due 2032	1000.0	$0.62

How many shares of the Existing Unsecured Notes are you offering to exchange in the Exchange Offers?

We are offering to exchange:

•	any and all of the 8.875% Senior Notes due 2019 currently outstanding;

•	any and all of the 3.25% Convertible Senior Notes due 2026 currently outstanding;

•	any and all of the 5.00% Convertible Senior Notes due 2029 currently outstanding;

•	any and all of the 5.00% Convertible Senior Notes due 2032 currently outstanding; and

•	any and all of the 5.00% Convertible Exchange Senior Notes due 2032 currently outstanding.

What will the holder receive in the Exchange Offers if the Existing Unsecured Notes are validly tendered and accepted by us?

For each $1,000 principal amount of Existing Unsecured Notes that is accepted in the Exchange Offers, the holder will receive a number of shares of Common Stock equal to the exchange ratio (the “Exchange Ratio”), upon the terms and subject to the conditions set forth in this Offer to Exchange and the related Letter of Transmittal. Each Exchange Ratio will equal:

•	800.635 shares of Common Stock per $1,000 principal amount of the 8.875% Senior Notes due 2019;

•	800.635 shares of Common Stock per $1,000 principal amount of the 3.25% Convertible Senior Notes due 2026;

•	800.635 shares of Common Stock per $1,000 principal amount of the 5.00% Convertible Senior Notes due 2029;

•	800.635 shares of Common Stock per $1,000 principal amount of the 5.00% Convertible Senior Notes due 2032; and

•	1,601.270 shares of Common Stock per $1,000 principal amount of the 5.00% Convertible Exchange Senior Notes due 2032.

As a result, if we successfully complete the Exchange Offers, we will issue an aggregate of 184,420,668 shares of our Common Stock if all of the of Existing Unsecured Notes are tendered.

We will not issue fractional shares of our Common Stock in the Exchange Offers. If any fractional share of the Common Stock would be issuable to a participating holder upon the exchange of its Existing Unsecured Notes, the number of shares of Common Stock to be issued to such participating holder will be rounded down to the nearest whole number. See “The Exchange Offers — Fractional Shares.”

Your right to receive the Exchange Consideration in the Exchange Offers is subject to all of the conditions set forth in this Offer to Exchange and the related Letter of Transmittal.

How did the Company determine the Exchange Ratios for the Existing Unsecured Notes?

The Exchange Ratios were determined to give a minimum of 51% of the Company’s Common Stock (pro forma for the Recapitalization Plan, assuming full exchange participation) to the exchanging holders of the Existing Unsecured Notes as a group.

Will the Common Stock to be issued in the Exchange Offers be freely tradable?

Yes, provided that you are not an affiliate of the Company and did not receive your securities from an affiliate of the Company.

How will the Exchange Offers affect the trading market for the Existing Unsecured Notes that are not exchanged?

The trading market for the remaining outstanding Existing Unsecured Notes will likely be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of such securities. The extent of the market for the Existing Unsecured Notes following the consummation of the Exchange Offers will depend upon, among other things, the remaining outstanding principal amount of the Existing Unsecured Notes at such time, the number of holders of Existing Unsecured Notes remaining at such time and the interest in maintaining a market in such Existing Unsecured Notes on the part of securities firms.

What other rights will I lose if I tender my Existing Unsecured Notes?

If your Existing Unsecured Notes are validly tendered and accepted for exchange, you will forfeit any claims to accrued and unpaid interest whether accrued before or after the date hereof, including through the settlement date and you will lose the right to receive any interest and principal payments on Existing Unsecured Notes that might be made after completion of the Exchange Offers. You would also lose your right to receive the principal amount of your Existing Unsecured Notes, plus accrued and unpaid interest, before any distribution to our equity holders upon any voluntary or involuntary liquidation, winding-up or dissolution of our Company. Additionally, if you exchange your Existing Unsecured Notes for Common Stock there may be a meaningful amount of unsecured debt and preference securities ahead of you in the capital structure since as much as $11.2 million aggregate principal amount of other Existing Unsecured Notes (or more if we determine to waive the minimum conditions to the Exchange Offers) and as much as $136.7 million in liquidation preference of Preferred Stock could remain outstanding following completion of the Exchange Offers.

May I exchange only a portion of the Existing Unsecured Notes that I hold?

Yes. You do not have to exchange all of your Existing Unsecured Notes to participate in one or more of the Exchange Offers; however, if we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make the interest payments on our Existing Unsecured Notes and Second Lien Notes beginning in March 2016 and are likely to need to seek relief under the U.S. Bankruptcy Code.

If the Exchange Offers are consummated and I do not participate or I do not exchange all of my Existing Unsecured Notes, how will my rights and obligations under my remaining outstanding Existing Unsecured Notes be affected?

The terms of Existing Unsecured Notes that remain outstanding after the consummation of the Exchange Offers will not change as a result of the Exchange Offers.

What do you intend to do with the Existing Unsecured Notes that are exchanged in the Exchange Offers?

Existing Unsecured Notes accepted for exchange by us in the Exchange Offers will be cancelled.

Are you making a recommendation regarding whether I should participate in the Exchange Offers?

We are not making any recommendation regarding whether you should tender or refrain from tendering your Existing Unsecured Notes for exchange in the Exchange Offers. Accordingly, you must make your own determination as to whether to tender your Existing Unsecured Notes for exchange in the Exchange Offers and, if so, the number of notes to tender. Before making your decision, we urge you to read this Offer to Exchange carefully in its entirety, including the information set forth in the section of this Offer to Exchange entitled “Risk Factors,” and the other documents incorporated by reference in this Offer to Exchange.

What risks should I consider in deciding whether or not to tender my Existing Unsecured Notes?

In deciding whether to participate in the Exchange Offers, you should carefully consider the discussion of risks and uncertainties affecting our business, the Existing Unsecured Notes and our Common Stock that are described in the section of this Offer to Exchange entitled “Risk Factors,” and the documents incorporated by reference in this Offer to Exchange.

What are the conditions to the Exchange Offers?

The Exchange Offers are conditioned upon, among other things, (i) holders of at least 95%, or $213,015,000, of the aggregate principal amount of Existing Unsecured Notes outstanding as of the date of this Offer to Exchange properly tendering (and not validly withdrawing) their Existing Unsecured Notes in the Exchange Offers, or voluntarily converting their Existing Unsecured Notes into Common Stock in accordance with the terms of such Existing Unsecured Notes (including the $19,636,000 of aggregate principal amount of Existing Unsecured Notes that have been voluntarily converted since December 31, 2015), (ii) our common shareholders approving the Authorized Share Amendment Proposal to increase the number of authorized shares of our Common Stock to 400 million, (iii) holders of at least 95%, or $166,250,000, of the aggregate principal amount of our Second Lien Notes exchanging their Second Lien Notes in the Second Lien Exchange Offers, and (iv) holders of an aggregate of at least a majority of the shares (in the case of our Series B Preferred Stock) and depositary shares (in the case of our Series C Preferred Stock, our Series D Preferred Stock and our Series E Preferred Stock) outstanding as of the date of this Offer to Exchange either (a) properly tendering (and not validly withdrawing) their shares or depositary shares, as applicable, of Existing Preferred Stock in the Preferred Exchange Offers or voluntarily converting their Existing Preferred Stock into Common Stock in accordance with the terms of such Existing Preferred Stock (including the 349,748 shares of Existing Preferred Stock that have been voluntarily converted since December 31, 2015) or (b) having their shares of Existing Preferred Stock converted into Common Stock pursuant to the Company’s exercise of the mandatory conversion provision in the applicable Certificate of Designation if the applicable Preferred Stock Amendment Proposal is approved at the Special Meeting. See “The Exchange Offers — Conditions to the Exchange Offers” for a complete description of the conditions of the Exchange Offers.

We may waive certain conditions of the Exchange Offers. If any of the conditions are not satisfied or waived for any of the Exchange Offers, we will not complete the applicable Exchange Offer.

When do the Exchange Offers expire?

Each of the Exchange Offers will expire at 5:00 p.m., New York City time, on February 24, 2016, unless extended or earlier terminated by us.

Under what circumstances can the Exchange Offers be extended, amended or terminated?

We reserve the right to extend any of the Exchange Offers for any reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of any of the Exchange Offers in any respect prior to the Expiration Date of such Exchange Offer. Further, we may be required by law to extend an Exchange Offer if we make a material change in the terms of such Exchange Offer or in the information contained in this Offer to Exchange or waive a material condition to such Exchange Offer. During any extension of an Exchange Offer, Existing Unsecured Notes that were previously tendered for exchange pursuant to such Exchange Offer and not validly withdrawn will remain subject to such Exchange Offer. We reserve the right, in our sole and absolute discretion, to terminate any of the Exchange Offers at any time prior to its Expiration Date if any condition is not met. If an Exchange Offer is terminated, no Existing Unsecured Notes tendered in such Exchange Offer will be accepted for exchange and any shares of such Existing Unsecured Notes that have been tendered for exchange will be returned to the holder promptly after the termination at our expense. For more information regarding our right to extend, amend or terminate the Exchange Offers, see the section of this Offer to Exchange entitled “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.”

How will I be notified if any of the Exchange Offers are extended, amended or terminated?

We will issue a press release or otherwise publicly announce any extension, amendment or termination of any of the Exchange Offers. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of such Exchange Offer. For more information regarding notification of extensions, amendments or the termination of the Exchange Offers, see the section of this Offer to Exchange entitled “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.”

What will happen to accrued and unpaid interest on the Existing Unsecured Notes?

Holders that tender their Existing Unsecured Notes that are accepted for exchange will forfeit any claim to all accrued and unpaid interest on such Existing Unsecured Notes, regardless of when it accrued, whether before or after the date hereof and including any interest that may accrue through the settlement date for the Exchange Offers.

Are your results of operations and financial condition relevant to my decision to tender my Existing Unsecured Notes for exchange in the Exchange Offers?

Yes. The prices of our Common Stock and our Existing Unsecured Notes are closely linked to our results of operations and financial condition.

What is the accounting treatment of the Exchange Offers?

For the aggregate principal amount of Existing Unsecured Notes that are exchanged in the exchange offer, we will eliminate the principal amount of Existing Unsecured Notes and related accrued interest, and replace it with the par value (par value $0.20 per share) of our Common Stock. As the total principal amount and accrued interest eliminated for the Existing Unsecured Notes is expected to be more than the Common Stock par value recognized, we expect to record a gain on retirement of the Existing Unsecured Notes.

We will also recognize an expense for the fees and expenses related to the Exchange Offers. If the Exchange Offers are fully subscribed, we would expect the aggregate effect on retained earnings to be a reduction of approximately $1,000,000, which represents estimated fees and expenses related to the Exchange Offers. For information about the accounting treatment of the Exchange Offers, see the section of this Offer to Exchange entitled “The Exchange Offers — Accounting Treatment.”

Will you receive any cash proceeds from the Exchange Offers?

No. We will not receive any cash proceeds from the Exchange Offers.

How do I tender my Existing Unsecured Notes for exchange in the Exchange Offers?

If your Existing Unsecured Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the Exchange Offers, you should contact that registered holder promptly and instruct him, her or it to tender your Existing Unsecured Notes on your behalf. If you are a participant of The Depository Trust Company (“DTC”), you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). See the section of this Offer to Exchange entitled “The Exchange Offers — Procedures for Tendering Existing Unsecured Notes” and “The Exchange Offers — The Depository Trust Company Book-Entry Transfer.”

For further information on how to tender Existing Unsecured Notes, contact the Information Agent or the Exchange Agent at the telephone number set forth on the back cover of this Offer to Exchange or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

What happens if some or all of my Existing Unsecured Notes are not accepted for exchange?

If we decide not to accept some or all of your Existing Unsecured Notes because of an invalid tender, the occurrence of the other events set forth in this Offer to Exchange or otherwise, the notes not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the Exchange Offers by book entry transfer to your account at DTC, as applicable.

Until when may I withdraw Existing Unsecured Notes previously tendered for exchange?

If not previously returned, you may withdraw Existing Unsecured Notes that were previously tendered for exchange at any time prior to the expiration of the applicable exchange offer. In addition, you may withdraw any Existing Unsecured Notes that you tender that are not accepted for exchange by us after the expiration of 40 business days from the commencement of the Exchange Offers, if such Existing Unsecured Notes have not been previously returned to you. For more information, see the section of this Offer to Exchange entitled “The Exchange Offers — Withdrawal Rights.”

How do I withdraw Existing Unsecured Notes previously tendered for exchange in the Exchange Offers?

For a withdrawal to be effective, the Exchange Agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, prior to the Expiration Date. For more information regarding the procedures for withdrawing Existing Unsecured Notes, see the section of this Offer to Exchange entitled “The Exchange Offers — Withdrawal Rights.”

Will I have to pay any fees or commissions if I tender my Existing Unsecured Notes for exchange in the Exchange Offers?

You will not be required to pay any fees or commissions to us or the Exchange Agent in connection with the Exchange Offers. However, if your Existing Unsecured Notes are held through a broker or other nominee who tenders the notes on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

With whom may I talk if I have questions about the Exchange Offers?

If you have questions about the terms of the Exchange Offers or the procedures for tendering Existing Unsecured Notes in the Exchange Offers or require assistance in tendering your Existing Unsecured Notes, please contact the Information Agent or the Exchange Agent. The contact information for the Information Agent and the Exchange Agent is set forth on the back cover page of this Offer to Exchange.

SUMMARY

The following summary contains basic information about us and the Exchange Offers. It may not contain all of the information that is important to you and it is qualified in its entirety by the more detailed information included or incorporated by reference in this Offer to Exchange. You should carefully consider the information contained in and incorporated by reference in this Offer to Exchange, including the information set forth under the heading “Risk Factors” in this Offer to Exchange. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Statements.”

The Company

We are an independent oil and natural gas company engaged in the exploration, development and production of oil and natural gas properties primarily in (i) Southwest Mississippi and Southeast Louisiana, which includes the Tuscaloosa Marine Shale Trend, (ii) Northwest Louisiana and East Texas, which includes the Haynesville Shale Trend and (iii) South Texas, which includes the Eagle Ford Shale Trend.

Our principal executive offices are located at 801 Louisiana, Suite 700, Houston, Texas 77002, and our phone number is (713) 780-9494.

Purpose of the Recapitalization Plan, including the Exchange Offers

We are making the Exchange Offers in connection with the Company’s comprehensive plan to reduce its cost structure and improve its operating results, cash flow from operations, liquidity and financial condition (the “Recapitalization Plan”). In addition to the Exchange Offers, the Recapitalization Plan consists of (i) the offer to exchange, upon the terms and conditions set forth in a separate offer to exchange any and all (a) shares of our outstanding 5.375% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), (b) depositary shares, each representing 1/1000th of a share of (1) our 10.00% Series C Cumulative Preferred Stock (such depositary shares, the “Series C Preferred Stock”), (2) our 9.75% Series D Cumulative Preferred Stock (such depositary shares, the “Series D Preferred Stock”) and (3) our outstanding 10.00% Series E Cumulative Convertible Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Existing Preferred Stock”), in each case outstanding, as of December 31, 2015 for newly issued shares of our Common Stock (the “Preferred Exchange Offers”); (ii) the offer to exchange, upon the terms and conditions set forth in a separate offer to exchange any and all of our 8.0% Second Lien Senior Secured Notes due 2018 and 8.875% Second Lien Senior Secured Notes due 2019 (the “Second Lien Notes”) for new notes with materially identical terms except that interest thereon may be either (a) paid, at our option, in cash or in-kind or (b) deferred for some period of time (up to maturity) (the “Second Lien Exchange Offers”); and (iii) upon completion of the Exchange Offers, the Preferred Exchange Offers and the Second Lien Exchange Offers, (a) amending our 2006 Long-Term Incentive Plan (the “2006 Plan”) to increase the number of shares of Common Stock available for delivery pursuant to awards under the 2006 Plan (the “LTIP Amendment”) and (b) issuing a number of restricted shares of Common Stock pursuant to the 2006 Plan equal to approximately 27.1 million shares of Common Stock to our existing management and employees (the “Retention Awards”). The Retention Awards would represent 7.5% of the outstanding shares of Common Stock of the Company if all of the Existing Unsecured Notes participate in the Unsecured Notes Exchange Offer and all of the Existing Preferred Stock participate in the Exchange Offers, or 8.4% if the Exchange Offers and Preferred Exchange Offers are completed with only the minimum participation conditions met, as there would be fewer total shares outstanding.

The Recapitalization Plan, including the Exchange Offers, is designed to reduce or eliminate the principal amount of our Existing Unsecured Notes and liquidation preference on our Existing Preferred Stock, reduce cash interest expense through the exchange of the Existing Unsecured Notes into Common Stock, enable us to defer interest on the Second Lien Notes and eliminate our dividend obligations for the Existing Preferred Stock.

The Board of Directors has determined the Recapitalization Plan would be beneficial to the Company for the following reasons:

•	the elimination of between $213 million and $224.2 million in unsecured senior indebtedness with respect to the exchange and cancellation of Existing Unsecured Notes in the Exchange Offers;

•	the reduction of between $28.9 million and $30.4 million in annual cash interest payment obligations per year on the Existing Unsecured Notes and Second Lien Notes, thereby preserving liquidity in the near term;

•	the elimination of fixed dividend obligations of between $11.8 million and $23.7 million due to the exchange and cancellation of Existing Preferred Stock in the Preferred Exchange Offers;

•	increasing the percentage of our capitalization that is Common Stock;

•	the simplification of the Company’s capital structure and the elimination of the market overhang caused by the outstanding Existing Preferred Stock and the liquidation preferences of the Existing Preferred Stock;

•	expected improvements in institutional investor interest in the Company’s Common Stock following the Recapitalization Plan due to an improved balance sheet; and

•	the increased ability of the Company to address its near-term liquidity needs as a result of the material reduction of cash interest expense on the Company’s secured debt obligations and the increased likelihood of attracting new capital due to a significantly improved balance sheet.

The following tables describe the pro forma effect of the Recapitalization Plan, including the Exchange Offers, on our balance sheet and results of operations.

	September 30, 2015
	Actual	As Adjusted(1)	As Further Adjusted(2)
	(In thousands)
Cash and cash equivalents	$4,025	$4,025	$4,025

Long-term debt
Senior Credit Facility	$17,500	$17,500	$17,500
8.0% Second Lien Senior Secured Notes due 2018	87,548	87,548	87,548
8.875% Senior Notes due 2019	275,000	13,750	—
3.25% Convertible Senior Notes due 2026	429	21	—
5.0% Convertible Senior Notes due 2029	6,692	335	—
5.0% Convertible Senior Notes due 2032	113,370	5,669	—
5.0% Convertible Exchange Notes due 2032	39,520	1,976	—

Total long-term debt	$540,059	$126,799	$105,048

Stockholders’ equity:
Series B Preferred Stock, 2,249,893 shares issued and outstanding, 745,283 shares as adjusted	2,250	745	—
Series C Preferred Stock, 4,400,000 depositary shares issued and outstanding, 1,562,534 depositary shares as adjusted	4	2	—
Series D Preferred Stock, 5,200,000 depositary shares issued and outstanding, 1,868,121 depositary shares as adjusted	5	2	—
Series E Preferred Stock, zero shares issued and outstanding, 1,824,402 depositary shares as adjusted(3)	—	2	—
Common Stock, 59,245,314 issued and outstanding	11,851	60,666	60,666
Additional paid in capital	1,147,262	1,113,090	1,113,090
Retained earnings (accumulated deficit)	(1,172,865)	(1,143,471)	(1,141,924)

Total stockholders’ equity (deficit)	(11,493)	31,036	31,832

Total capitalization	$528,566	157,835	$136,880

	Nine Months Ended September 30, 2015
	Actual	As Adjusted	As Further Adjusted
	(In thousands)
Interest Expense	$42,447	$13,053	$11,506

Net Loss	$70,552	$41,158	$39,611

(1)	Assumes a minimum exchange of a majority of each series of Existing Preferred Stock for share of Common Stock based on the aggregate outstanding shares of Existing Preferred Stock as of December 31, 2015. Any shares of Existing Preferred Stock converted into Common Stock pursuant to the terms of the Certificate of Designation of each respective series of Existing Preferred Stock on or after January 1, 2016 up to the closing of the Exchange Offers will be included for purposes of determining whether the minimum conditions for the Exchange Offers have been satisfied. Further, the minimum conditions for the Exchange Offers may be satisfied if a majority of the outstanding shares of all of the Existing Preferred Stock is exchanged, even if less than a majority of the shares of one series of Existing Preferred Stock is exchanged. Also assumes a minimum exchange of 95% of the aggregate principal amount of the Existing Unsecured Notes for shares of Common Stock based on the aggregate principal amount of all Existing Unsecured Notes outstanding as of December 31, 2015. Any principal amounts converted into Common Stock pursuant to the terms of the Existing Unsecured Notes Exchange Offers on or after January 1, 2016 will be included for purposes of determining whether the minimum conditions for the Unsecured Notes Exchange Offers have been satisfied. Further, the minimum conditions for the Unsecured Notes Exchange Offers may be satisfied if 95% of the aggregate principal amount of all of the Existing Unsecured Notes is exchanged, even if less than 95% of one series of Existing Unsecured Notes is exchanged.
(2)	Assumes full participation by holder of both Existing Unsecured Notes and Existing Preferred Stock in the Exchange Offers and the Preferred Exchange Offers.
(3)	Adjusted to reflect the original liquidation preferences of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock tendered in exchange for the Series E Preferred Stock on December 18, 2015.

Analysis of the Recapitalization Plan

Effects of the Recapitalization Plan on the Company’s Capital Structure and Capital Stock.

The following table depicts the pro forma impact the Recapitalization Plan would have on our outstanding debt (dollars in thousands) as of January 20, 2016:

	Principal	Pro Forma for the Recapitalization Plan Assuming Minimum Conditions Met(1)	Pro Forma for the Recapitalization Plan Assuming Full Exchange Participation
Senior Credit Facility	$27,000	$27,000	$27,000
8.0% Second Lien Senior Secured Notes due 2018	$100,000	$100,000	$100,000
8.875% Second Lien Senior Secured Notes due 2019	$75,000	$75,000	$75,000
8.875% Senior Notes due 2019	$116,828	$5,841	$0
3.25% Convertible Senior Notes due 2026	$429	$21	$0
5.00% Convertible Senior Notes due 2029	$6,692	$335	$0
5.00% Convertible Senior Notes due 2032	$94,160	$4,708	$0
5.00% Convertible Senior Notes due 2032	$6,117	$306	$0

Total Debt	$426,226	$213,211	$202,000

(1)	The table assumes a minimum exchange of 95% of the aggregate principal amount of all the Existing Unsecured Notes for shares of Common Stock based on the aggregate principal amount of all the Existing

Unsecured Notes outstanding as of December 31, 2015. Any principal amounts converted into Common Stock pursuant to the terms of the Existing Unsecured Notes on or after January 1, 2016 up to the closing of the Unsecured Notes Exchange Offers will be included for purposes of determining whether the minimum conditions for the Unsecured Notes Exchange Offers have been satisfied. Further, while this table assumes for ease of presentation that 95% of each series of Existing Unsecured Notes is exchanged, the minimum conditions for the Unsecured Notes Exchange Offers will be satisfied if 95% of the aggregate principal amount of all of the Existing Unsecured Notes is exchanged, even if less than 95% of one series of Existing Unsecured Notes is exchanged.

The following table depicts the pro forma impact the Recapitalization Plan would have on our Existing Preferred Stock (dollars in thousands) as of January 20, 2016:

	Liquidation Preference	Pro Forma for the Recapitalization Plan Assuming Minimum Conditions Met(1)	Pro Forma for the Recapitalization Plan Assuming Full Exchange Participation
Series B Preferred Stock	$74,172	$37,086	$0
Series C Preferred Stock	$76,510	$38,255	$0
Series D Preferred Stock	$90,527	$45,264	$0
Series E Preferred Stock	$32,262	$16,131	$0
Total	$273,471	$136,736	$0

(1)	The table assumes a minimum exchange of a majority of each series of Existing Preferred Stock for shares of Common Stock based on the aggregate outstanding shares of Existing Preferred Stock as of December 31, 2015. Any shares of Existing Preferred Stock converted into Common Stock pursuant to the terms of the Certificate of Designation of each respective series of Existing Preferred Stock on or after January 1, 2016 up to the closing of the Preferred Exchange Offers will be included for purposes of determining whether the Offers has been satisfied. Further, while this table assumes for ease of presentation that a majority of each series of Existing Preferred Stock is exchanged, the Minimum Preferred Tender Condition will be satisfied if a majority of the outstanding shares of all of the Existing Preferred Stock is exchanged, even if less than a majority of the shares of one series of Existing Preferred Stock is exchanged.

The following table depicts the pro forma impact of the Recapitalization Plan on the Ownership of our Common Stock (in thousands) as of January 20, 2016:

	No. of Shares	Percentage of Common	Pro Forma for the Recapitalization Plan Assuming Minimum Conditions Met		Pro Forma for the Recapitalization Plan Assuming Full Exchange Participation
			No. of Shares	Percentage of Common	No. of Shares	Percentage of Common
Existing Common Stockholders (Fully Diluted)(1)	90,402	100.0%	90,402	28.03%	90,402	25.00%
Holders of Existing Unsecured Notes	—	—	175,200	54.32%	184,421	51.00%
Holders of Existing Preferred Stock	—	—	29,832	9.25%	59,665	16.50%
Management(2)	—	—	27,121	8.40%	27,121	7.50%

Total	90,402	100.0%	331,776	100.0%	361,609	100.0%

(1)	This includes 76,303,625 basic shares outstanding, 3,214,663 shares reserved under the 2006 Plan and shares underlying 10,884,000 warrants to purchase Common Stock. Does not include 43,344,330 shares reserved for issuance under our convertible Existing Unsecured Notes and our convertible Existing Preferred Stock.
(2)	This includes the number of additional shares of Common Stock expected to be authorized for issuance under the 2006 Plan if the Exchange Offers are consummated.

Summary Terms of the Exchange Offers

The material terms of the Exchange Offers are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this Offer to Exchange entitled “The Exchange Offers,” “Description of Capital Stock” and “Description of Existing Indebtedness.”

Offeror	Goodrich Petroleum Corporation.

Securities Subject to the Exchange Offers	We are offering to exchange, upon the terms and subject to the conditions set forth in this Offer to Exchange and the accompanying Letter of Transmittal:

•	any and all of the outstanding 8.875% Senior Notes due 2019;

•	any and all of the outstanding 3.25% Convertible Senior Notes due 2026;

•	any and all of the outstanding 5.00% Convertible Senior Notes due 2029;

•	any and all of the outstanding 5.00% Convertible Senior Notes due 2032; and

•	any and all of the outstanding 5.00% Convertible Exchange Senior Notes due 2032.

Fractional Shares	We will not issue fractional shares of our Common Stock in the Exchange Offers. Instead, we will pay cash for all fractional shares on the settlement date based upon the closing price per share of our Common Stock on the business day immediately preceding the applicable Expiration Date. See “The Exchange Offers — Fractional Shares.”

Purpose of the Recapitalization Plan, including the Exchange Offers	The Purpose of the Recapitalization Plan, including the Exchange Offers is to reduce our interest obligations and to reduce the aggregate principal amount of our Existing Unsecured Notes as part of our Recapitalization Plan.

Expiration Date	Each of the Exchange Offers will expire at 5:00 p.m., New York City time, on February 24, 2016, unless extended or earlier terminated by us. See “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.” We may extend one Exchange Offer without extending any other Exchange Offer. Because the passage of the Authorized Share Amendment Proposal is a condition to each Exchange Offer, we expect to extend the Exchange Offers until at least March 7, 2016.

Withdrawal; Non-Acceptance

You may withdraw Existing Unsecured Notes tendered in an Exchange Offer at any time prior to the expiration of such Exchange Offer. In addition, if not previously returned, you may withdraw any Existing Unsecured Notes tendered in the Exchange Offers that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the Exchange Offers. To withdraw previously tendered Existing Unsecured Notes, you are required to submit a notice of withdrawal to the Exchange Agent in accordance with the procedures described herein and in the Letter of Transmittal.

If we decide for any reason not to accept any Existing Unsecured Notes tendered for exchange, the Existing Unsecured Notes will be returned to the tendering holder at our expense promptly after the expiration or termination of the applicable Exchange Offer.

Any withdrawn or unaccepted Existing Unsecured Notes that were tendered through ATOP will be credited to the tendering holder’s account at DTC.

For further information regarding the withdrawal of tendered Existing Unsecured Notes, see “The Exchange Offers — Withdrawal Rights.”

Settlement Date	We will issue shares of our Common Stock in exchange for tendered Existing Unsecured Notes that are accepted for exchange promptly after the applicable Expiration Date.

Exchange Consideration	In exchange for each $1,000 aggregate principal amount of Existing Unsecured Notes properly tendered (and not validly withdrawn) by the applicable Expiration Date and accepted by us, holders of Existing Unsecured Notes will receive the following consideration:

Existing Unsecured Notes	Exchange Consideration per $1,000 principal amount of Existing Unsecured Notes
8.875% Senior Notes due 2019	800.635 shares of our Common Stock
3.25% Convertible Senior Notes due 2026	800.635 shares of our Common Stock
5.00% Convertible Senior Notes due 2029	800.635 shares of our Common Stock
5.00% Convertible Senior Notes due 2032	800.635 shares of our Common Stock
5.00% Convertible Exchange Senior Notes due 2032	1,601.270 shares of our Common Stock

As a result, if we successfully complete the Exchange Offers, we will issue an aggregate of 184,420,668 shares of our Common Stock if all of the Existing Unsecured Notes are tendered.

Holders that tender their Existing Unsecured Notes that are accepted for exchange will forfeit any claim to all accrued and unpaid interest on such Existing Unsecured Notes, regardless of when it accrued, whether before or after the date hereof and including any interest that may accrue through the settlement date for the Exchange Offers.

Transfer Restrictions	The Existing Unsecured Notes were issued in offerings either registered or exempt from registration under the Securities Act, and therefore are not subject to resale restrictions (other than those Existing Unsecured Notes held by our affiliates). The Exchange Offers are being conducted in accordance with Section 3(a)(9) of the Securities Act. Section 3(a)(9) of the Securities Act provides an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Accordingly, the shares of our Common Stock issued in exchange for Existing Unsecured Notes would be free of resale restrictions if held by persons that are not “affiliates” of ours within the meaning of Rule 405 of the Securities Act.

Holders Eligible to Participate in the Exchange Offers	All holders of Existing Unsecured Notes are eligible to participate in the Exchange Offers. See “The Exchange Offers — Terms of the Exchange Offers.”

Conditions to the Exchange Offers

The Exchange Offers are conditioned upon, among other things, (i) holders of at least 95%, or $213,015,000, of the aggregate principal amount of Existing Unsecured Notes outstanding as of the date of this Offer to Exchange properly tendering (and not validly withdrawing) their Existing Unsecured Notes in the Exchange Offers, or voluntarily converting their Existing Unsecured Notes into Common Stock in accordance with the terms of such Existing Unsecured Notes (including the $19,636,000 of aggregate principal amount of Existing Unsecured Notes that have been voluntarily converted since December 31, 2015), (ii) our common shareholders approving the Authorized Share Amendment Proposal to increase the number of authorized shares of our Common Stock to 400 million, (iii) holders of at least 95%, or $166,250,000, of the aggregate principal amount of our Second Lien Notes exchanging their Second Lien Notes in the Second Lien Exchange Offers, and (iv) holders of an aggregate of at least a majority of the shares (in the case of our Series B Preferred Stock) and depositary shares (in the case of our Series C Preferred Stock, our Series D Preferred Stock and our Series E Preferred Stock) outstanding as of the date of this Offer to Exchange either (a) properly tendering (and not validly withdrawing) their shares or depositary shares, as applicable, of Existing Preferred Stock in the Preferred Exchange Offers or voluntarily converting their Existing

Preferred Stock into Common Stock in accordance with the terms of such Existing Preferred Stock (including the 349,748 shares of Existing Preferred Stock that have been voluntarily converted since December 31, 2015) or (b) having their shares of Existing Preferred Stock converted into Common Stock pursuant to the Company’s exercise of the mandatory conversion provision in the applicable Certificate of Designation if the applicable Preferred Stock Amendment Proposal is approved at the Special Meeting. See “The Exchange Offers — Conditions to the Exchange Offers” for a complete description of the conditions of the Exchange Offers.

We may waive certain conditions of one or more of the Exchange Offers without waiving such conditions with respect to any other Exchange Offer.

Procedures for Tendering Existing Unsecured Notes
If your Existing Unsecured Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in one or more Exchange Offers, you should contact that registered holder promptly and instruct him, her or it to tender your Existing Unsecured Notes on your behalf. If you are a DTC participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program. See “The Exchange Offers — Procedures for Tendering Existing Unsecured Note
s” and “The Exchange Offers — The Depository Trust Company Book-Entry Transfer.”

For further information on how to tender Existing Unsecured Notes, contact the Information Agent or the Exchange Agent at the telephone number set forth on the back cover of this Offer to Exchange or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Amendment and Termination	We have the right to terminate or withdraw, in our sole discretion, any of the Exchange Offers at any time and for any reason if the conditions to such Exchange Offer are not met by the expiration date of such Exchange Offer. We reserve the right, subject to applicable law, (i) to waive any and all of the conditions of any of the Exchange Offers on or prior to its Expiration Date and (ii) to amend the terms of any or all of the Exchange Offers. In the event that an Exchange Offer is terminated, validly withdrawn or otherwise not consummated on or prior to its Expiration Date, no consideration will be paid or become payable to holders who have properly tendered their Existing Unsecured Notes pursuant to such Exchange Offer. In any such event, the Existing Unsecured Notes previously tendered pursuant to such Exchange Offer will be promptly returned to the tendering holders. See “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.” Any Exchange Offer could be amended or terminated without amending or terminating any other Exchange Offer.

Consequences of Failure to Exchange Existing Unsecured Notes
Existing Unsecured Notes not exchanged in the Exchange Offers will remain outstanding after consummation of the Exchange Offers and interest will continue to accrue in accordance with the terms of the Existing Unsecured Notes.

Given the high minimum tender condition, the trading market for the remaining Existing Unsecured Notes in that series is likely to be significantly less liquid. See “The Exchange Offers — Consequences of Failure to Exchange Existing Unsecured Notes in the Exchange Offers.”

Consequences of Failure to Consummate the Recapitalization Plan, including the Exchange Offers

If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. This relief may include: (i) seeking bankruptcy court approval for the sale or sales of some, most or substantially all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and a subsequent liquidation of the remaining assets in the bankruptcy case; (ii) pursuing a plan of reorganization (where votes for the plan may be solicited from certain classes of creditors prior to a bankruptcy filing) that we would seek to confirm (or “cram down”) despite any classes of creditors who reject or are deemed to have rejected such plan; or (iii) seeking another form of bankruptcy relief, all of which involve uncertainties, potential delays and litigation risks.

If we seek bankruptcy relief, we expect that holders of the Existing Unsecured Notes may receive little or no consideration for their Existing Unsecured Notes. See “Bankruptcy Relief.”

For a more complete description of the risks relating to our failure to consummate the Exchange Offers, see “Risk Factors — Risks Related to the Exchange Offers — If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Unsecured Notes would likely receive little or no consideration for their Existing Unsecured Notes.”

Certain U.S. Federal Income Tax

Considerations	The Company intends to treat the exchange of Existing Unsecured Notes for our Common Stock as a tax-free recapitalization. However, it is possible that the exchange may be treated as a taxable transaction on which gain but not loss would be recognized by a Holder. See “Certain U.S. Federal Income Tax Considerations.” Holders of Existing Unsecured Notes are encouraged to consult their own tax advisors for a full understanding of the tax consequences of participating in the Exchange Offers.

Brokerage Commissions	No brokerage commissions are payable by the holders of the Existing Unsecured Notes to the Exchange Agent or us. If your Existing Unsecured Notes are held through a broker or other nominee who tenders the notes on your behalf, your broker or nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Use of Proceeds	We will not receive any cash proceeds from the Exchange Offers.

Risk Factors	Your decision whether to participate in the Exchange Offers and to exchange your Existing Unsecured Notes for the Exchange Consideration will involve risk. You should be aware of and carefully consider the risk factors set forth in “Risk Factors,” along with all of the other information provided or referred to in this Offer to Exchange and the documents incorporated by reference herein, before deciding whether to participate in the Exchange Offers.

Information Agent	Georgeson, Inc.

Exchange Agent	American Stock Transfer & Trust Company, LLC

Further Information	If you have questions about the terms of the Exchange Offers or the procedures for tendering Existing Unsecured Notes in the Exchange Offers or require assistance in tendering your Existing Unsecured Notes, please contact the Information Agent or the Exchange Agent. The contact information for the Information Agent and the Exchange Agent is set forth on the back cover page of this Offer to Exchange. If you would like additional copies of this Offer to Exchange, our annual, quarterly and current reports, proxy statement and other information that we incorporate by reference in this Offer to Exchange, please contact either the Information Agent or the Exchange Agent or Investor Relations at the Company. The Company has posted the documentation on its website at www.goodrichpetroleum.com. See “Where You Can Find More Information and Incorporation by Reference.”

RISK FACTORS

In addition to the other information contained in this Offer to Exchange and the information incorporated by reference herein, you should consider carefully the following risk factors relating to us and the Exchange Offers before considering whether to participate in the Exchange Offers. If any of the following events actually occur, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected, which in turn could adversely affect the trading price of our Existing Preferred Stock and Common Stock. You may lose all or part of your original investment.

Risks Related to the Exchange Offers

If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on our Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Unsecured Notes would likely receive little or no consideration for their Existing Unsecured Notes.

We believe that the substantial reduction in our interest expense contemplated by the Recapitalization Plan, including the Exchange Offers, is critical to our continuing viability. If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code.

A chapter 11 case would have a significant impact on our business. It is impossible for us to predict with certainty the amount of time needed in order to complete an in-court restructuring. If we seek to implement a plan of reorganization under the U.S. Bankruptcy Code, we will need to negotiate agreements with our constituent parties regarding the terms of such plan and such negotiations could take a significant amount of time. A lengthy chapter 11 case would involve significant additional professional fees and expenses and divert the attention of management from operation of the business, as well as create concerns for customers, employees and vendors. There is a risk, due to uncertainty about the future, that (i) employees could be distracted from performance of their duties or more easily attracted to other career opportunities; (ii) our ability to enter into new contract or to renew existing contracts and compete for new business may be adversely affected; and (iii) we may not be able to obtain the necessary financing to sustain us during the chapter 11 case.

In addition, to successfully complete a restructuring under the U.S. Bankruptcy Code, we would require debtor-in-possession financing, the most likely source of which would be our existing lenders. If we were unable to obtain financing in a bankruptcy case or any such financing was insufficient to fund operations pending the completion of a restructuring, there would be substantial doubt that the Company could complete a restructuring.

Furthermore, assuming we are able to develop a plan of reorganization, we may not receive the requisite acceptances to confirm such a plan and, even if the requisite acceptances of the plan are received, the Bankruptcy Court may not confirm the plan. If we are unable to develop a plan of reorganization that can be accepted and confirmed, or if the Bankruptcy Court otherwise finds that it would be in the best interest of creditors, or if we are unable to obtain appropriate financing, our chapter 11 case may be converted to a case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code.

As a result of the foregoing, if we seek bankruptcy relief, we expect that holders of the Existing Unsecured Notes may receive little or no consideration for their Existing Unsecured Notes. In particular, we believe that liquidation under chapter 7 of the U.S. Bankruptcy Code would likely result in no distributions being made to our or to our general unsecured creditors (including holders of the Existing Unsecured Notes).

Even if we are able to complete the Recapitalization Plan, including the Exchange Offers, we may still be unsuccessful in our operating plan for the company, particularly if oil and natural gas prices do not recover. If we are not successful in executing our current plan for operations, we may need to seek relief under the U.S. Bankruptcy Code notwithstanding the success of the Recapitalization Plan. If we seek bankruptcy relief, we expect that holders of Common Stock and any Existing Unsecured Notes that remain outstanding would likely receive little or no consideration.

If the Exchange Offers are completed and the Recapitalization Plan is successful, the Company’s liquidity will be improved which will allow for more time for commodity prices to recover. However, if oil and natural gas prices do not recover or if we are not able to execute our current plan for operations, then we may need to seek relief under the U.S. Bankruptcy Code notwithstanding the completion of the Exchange Offers and the Recapitalization Plan. If we were to seek relief under the U.S. Bankruptcy Code notwithstanding the completion of the Exchange Offers and the Recapitalization Plan, we expect that the holders of our shares of our Common Stock and any Existing Unsecured Notes or Existing Preferred Stock remaining outstanding after the Exchange Offers would receive little or no consideration.

Upon consummation of the Exchange Offers, holders who tender their Existing Unsecured Notes in exchange for shares of our Common Stock will lose their rights under the Existing Unsecured Notes exchanged in the Exchange Offers, including, without limitation, their claims to accrued and unpaid interest and their rights to future interest and principal payments on the Existing Unsecured Notes.

If you tender your Existing Unsecured Notes in exchange for shares of our Common Stock pursuant to the Exchange Offers, you will be giving up all of your rights as a holder of those Existing Unsecured Notes, including, without limitation, any claim you may have to accrued and unpaid interest, whether accrued before or after the date hereof, and including through the settlement date and your right to future interest and principal payments on the Existing Unsecured Notes.

Holders of the Existing Unsecured Notes are entitled to interest and principal payments and certain of the Existing Unsecured Notes are convertible into our Common Stock. If your Existing Unsecured Notes are validly tendered and accepted for exchange, you will forfeit any claims to accrued and unpaid interest through the settlement date and you will lose the right to receive any interest and principal payments on Existing Unsecured Notes that might be made after completion of the Exchange Offers. You would also lose your right to receive the principal amount of your Existing Unsecured Notes before any distribution to our equity holders, plus accrued and unpaid interest, upon any voluntary or involuntary liquidation, winding-up or dissolution of our company.

Any shares of our Common Stock that are issued upon exchange of the Existing Unsecured Notes properly tendered (and not validly withdrawn) in the Exchange Offers will be, by definition, junior to the claims of the holders of the Existing Unsecured Notes and holders of our Existing Preferred Stock. Given the minimum exchange conditions, as much as $11.2 million aggregate principal amount of other Existing Unsecured Notes (or more if we determine to waive the minimum conditions to the Exchange Offers) and as much as $136.7 million in liquidation preference of Existing Preferred Stock (assuming no mandatory conversion pursuant to the Preferred Stock Amendment Proposals) could remain outstanding following completion of the Exchange Offers assuming we do not waive the Minimum Unsecured Tender Condition or the Minimum Preferred Tender Condition. A holder of Existing Unsecured Notes participating in the Exchange Offers will become subject to all of the risks and uncertainties associated with ownership of our Common Stock. These risks may be different from and greater than those associated with holding the Existing Unsecured Notes.

The market price of our Existing Unsecured Notes may fluctuate, and you cannot be sure of the value of the shares of Common Stock expected to be issued in the Exchange Offers.

In exchange for each $1,000 aggregate principal amount of the Existing Unsecured Notes properly tendered (and not validly withdrawn) and accepted by us, participating holders of Existing Unsecured Notes will receive the Exchange Consideration. The Exchange Consideration will not be adjusted due to any increases or decreases in the market price of the Existing Unsecured Notes or our Common Stock. The value of the Common Stock received in the Exchange Offers will depend upon the market price of a share of our Common Stock on the settlement date. The trading price of the Common Stock will likely be different on the settlement date than it is as of the date the Exchange Offers commence because of ordinary trading fluctuations as well as changes in our business, operations or prospects, market reactions to the Exchange Offers, general market and economic conditions and other factors, many of which may not be within our control. Accordingly, holders of the Existing Unsecured Notes will not know the exact market value of the Common Stock that will be issued in connection with the Exchange Offers.

We may extend the Exchange Offers, during which time the market value of our Common Stock will likely fluctuate. See “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.” Promptly following our acceptance of Existing Unsecured Notes properly tendered (and not validly withdrawn) in the Exchange Offers, we will issue the shares of Common Stock pursuant to the Exchange Offers, during which time the value of the Common Stock will also likely fluctuate.

There may be less liquidity in the market for non-tendered Existing Unsecured Notes, and the market prices for non-tendered Existing Unsecured Notes may therefore decline or become more volatile.

If any of the Exchange Offers is consummated, the number of outstanding shares of the applicable Existing Unsecured Notes will be reduced, perhaps substantially, which may adversely affect the liquidity of such non-tendered Existing Unsecured Notes. An issue of securities with a small number available for trading, or float, generally commands a lower price than does a comparable issue of securities with a greater float. Therefore, the market price for Existing Unsecured Notes that are not validly tendered and exchanged in the Exchange Offers may be adversely affected. The reduced float also may tend to make the trading prices of the Existing Unsecured Notes that are not exchanged more volatile.

Our Board of Directors has not made a recommendation as to whether you should tender your Existing Unsecured Notes in exchange for the Exchange Consideration, and we have not obtained a third-party determination that the Exchange Offers are fair to holders of the Existing Unsecured Notes.

Our Board of Directors has not made, and will not make, any recommendation as to whether holders of the Existing Unsecured Notes should tender their Existing Unsecured Notes in exchange for the Exchange Consideration. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Existing Unsecured Notes for purposes of negotiating the terms of the Exchange Offers, or preparing a report or making any recommendation concerning the fairness of the Exchange Offers.

The Exchange Offers may not be consummated if the minimum conditions are not satisfied or waived.

If each of the conditions to any of the Exchange Offers is not satisfied or waived, we will not accept any Existing Unsecured Notes tendered in such Exchange Offer. See “The Exchange Offers — Conditions to the Exchange Offers” for a list of the conditions to the consummation of the Exchange Offers.

The price of our Common Stock recently has been volatile. This volatility may affect the price at which you could sell your Common Stock.

The market price for our Common Stock has varied between a high of $4.71 and a low of $0.05 between February 2015 and January 2016, respectively. This volatility may affect the price at which you can sell the Common Stock you receive in the Exchange Offers, and the sale of substantial amounts of our Common Stock could adversely affect the price of our Common Stock. Our stock price may continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, which may include:

•	general market conditions, including fluctuations in commodity prices;

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as production, reserves, revenues, net income and earnings per share;

•	changes in production, reserves, revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

Our Common Stock has been delisted by the New York Stock Exchange

As a result of a precipitous decline in our stock price, on January 13, 2016, the New York Stock Exchange formally commenced delisting procedures for our Common Stock due to our abnormally low trading price. On January 21, 2016, the New York Stock Exchange filed a Form 25 with the SEC, notifying our removal from listing.

The delisting of our Common Stock has had an adverse effect on the market liquidity of our Common Stock and, as a result, the market price for our Common Stock could become more volatile. If we are unable to become re-listed on a national securities exchange and increase the market value per share of our Common Stock, it may be difficult to attract the interest of analysts, institutional investors, investment funds and brokers.

There may be future sales or other dilution of our equity, which may adversely affect the market prices of our Common Stock.

We are not restricted from issuing additional Common Stock, including securities that are convertible into or exchangeable for, or that represent a right to receive, Common Stock. Any issuance of additional shares of our Common Stock in connection with the Preferred Exchange Offers and Second Lien Notes Exchange Offers, or shares of our Common Stock or convertible securities, including outstanding options, or otherwise will dilute the ownership interest of our common stockholders. Sales of a substantial number of shares of our Common Stock or other equity-related securities in the public market could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Common Stock or other equity-related securities would have on the market price of our Common Stock.

The consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers could result in our having significant federal income tax liabilities.

The consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers is expected to trigger a substantial amount of taxable income from the cancellation of indebtedness. While we anticipate being able to offset this income with current and prior net operating losses, under certain circumstances the amount of taxable income or alternative minimum taxable income could exceed the net operating losses available to offset such income in which case the consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers could result in our having significant federal income tax liabilities.

The consummation of the Exchange Offers and the Preferred Exchange Offers and Second Lien Exchange Offers is expected to severely limit our ability to shelter future taxable income with our current net operating losses.

The consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers is expected to trigger a substantial amount of cancellation of indebtedness income for federal income tax purposes. To the extent possible, we anticipate using our existing net operating losses to offset that income with the result that our net operating loss carryforwards will be significantly reduced. The consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers may also result in a reduction in our net operating loss carryforwards under section 108 of the Code. Moreover, the consummation of the Exchange Offers and the Preferred Exchange Offers and Second Lien Exchange Offers is expected to cause us to experience an ownership change that will severely limit our ability to use any remaining net operating losses arising prior to the ownership change to offset future taxable income. An ownership change would establish an annual limitation on the amount of our remaining pre-change NOLs (after reduction for any cancellation of indebtedness income) we could utilize to offset our taxable income in any future taxable year to an amount generally equal to the value of our stock immediately prior to the ownership change multiplied by the highest long-term tax-exempt rate during the three months prior to the date of the ownership change (2.65% for January 2016).

Risks Related to Our Business

A sustained depression of oil and natural gas prices can continue to affect our ability to obtain funding, obtain funding on acceptable terms or obtain funding under our current credit facility. This may hinder or prevent us from meeting our future capital needs.

The current low commodity price environment has had a significant, adverse impact on the Company. We currently have $426 million in indebtedness and declining cash flows from operations due to the decline in oil and natural gas prices and the roll off of our hedging arrangements. While we are not in default under our existing debt instruments, our ability to service our debt, including the Existing Unsecured Notes and Second Lien Notes, and fund our operations is at risk in a sustained continuation of the current commodity price environment. We cannot be certain that funding will be available if needed, and to the extent required, on acceptable terms. If funding is not available as needed, or is available only on more expensive or otherwise unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations.

Oil prices and natural gas prices have declined substantially from historical highs and may remain depressed for the foreseeable future. Oil and natural gas prices are volatile; a sustained decrease in the price of oil or natural gas would adversely impact our business.

Our success will depend on the market prices of oil and natural gas. These market prices tend to fluctuate significantly in response to factors beyond our control. The prices we receive for our crude oil production are based on global market conditions. The general pace of global economic growth, the continued instability in the Middle East and other oil and natural gas producing regions and actions of the Organization of Petroleum Exporting Countries, as well as other economic, political, and environmental factors will continue to affect world supply and prices. Domestic natural gas prices fluctuate significantly in response to numerous factors including U.S. economic conditions, weather patterns, other factors affecting demand such as substitute fuels, the impact of drilling levels on crude oil and natural gas supply, and the environmental and access issues that limit future drilling activities for the industry.

Natural gas and crude oil prices are extremely volatile. For example, spot prices for New York Mercantile Exchange (“NYMEX”) West Texas Intermediate crude-oil ranged from a high of $61.36 per barrel to a low of $26.68 per barrel between February 2015 and the date of this Offer to Exchange. Spot prices for NYMEX Henry Hub natural gas ranged from a high of $3.27 per million British thermal units (“MMBtu”) to a low of $1.63 per MMBtu between February 2015 and the date of this Offer to Exchange.

Average oil and natural gas prices varied substantially during the past few years. Any actual or anticipated reduction in natural gas and crude oil and prices may further depress the level of exploration, drilling and production activity. We expect that commodity prices will continue to fluctuate significantly in the future.

Changes in commodity prices significantly affect our capital resources, liquidity and expected operating results. These lower prices, coupled with the slow recovery in financial markets that has significantly limited and increased the cost of capital, have compelled most oil and natural gas producers, including us, to reduce the level of exploration, drilling and production activity. This will have a significant effect on our capital resources, liquidity and expected operating results. Any sustained reductions in oil and natural gas prices will directly affect our revenues and can indirectly impact expected production by changing the amount of funds available to us to reinvest in exploration and development activities. Further reductions in oil and natural gas prices could also reduce the quantities of reserves that are commercially recoverable. A reduction in our reserves could have other adverse consequences including a possible downward redetermination of the availability of borrowings under the Second Amended and Restated Credit Agreement between the Company and Wells Fargo and certain lenders dated May 5, 2009, as amended (the “Senior Credit Facility”), which would restrict our liquidity. Additionally, further or continued declines in prices could result in non-cash charges to earnings due to impairment write downs. Any such write down could have a material adverse effect on our results of operations in the period taken.

Our operations are subject to governmental risks that may impact our operations.

Our operations have been, and at times in the future may be, affected by political developments and are subject to complex federal, state, tribal, local and other laws and regulations such as restrictions on production, permitting, plugging and abandonment, site reclamation requirements and changes in taxes, deductions, royalties and other amounts payable to governments or governmental agencies or price gathering-rate controls. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state, tribal and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws, including tax laws, and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations.

Our operations are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our oil and natural gas exploration and production operations are subject to stringent and complex federal, regional, state and local laws and regulations governing the discharge of materials into the environment, occupational health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations including the acquisition of permits, including drilling permits, before conducting regulated activities; the restriction of types, quantities and concentration of materials that can be released into the environment; limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations as a result of our handling of petroleum hydrocarbons and wastes, because of air emissions and wastewater discharges related to our operations, and as a result of historical industry operations and waste disposal practices. Under certain environmental laws and regulations, we could be subject to strict, joint and several liabilities for the removal or remediation of previously released materials or property contamination. Failure to comply with environmental laws and regulations may result in the assessment of civil and criminal fines and penalties, the revocation of permits or the issuance of injunctions restricting or prohibiting our operations in certain areas. Moreover, private parties, including the owners of properties upon which our wells are drilled and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Changes in environmental laws and regulations occur frequently and the clear trend is to place increasingly stringent limitations on activities that may affect the environment. Any changes in legal requirements related to the protection of the environment could result in more stringent or costly well drilling, construction, completion or water management activities, or waste control, handling, storage, transport, disposal or cleanup requirements. Such changes could also require us to make significant expenditures to attain and maintain compliance, and also have the potential to reduce demand for the oil and gas we produce and may otherwise have a material adverse effect on our own results of operations, competitive position or financial condition. We may not be able to recover some or any of these costs from insurance.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as government reviews of such activity could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect our production.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations such as shales. The process involves the injection of water, sand and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. We routinely use hydraulic fracturing techniques in many of our drilling and completion programs. The process is typically regulated by state oil and natural gas commissions; however, the U.S. Environmental Protection Agency (“EPA”) has asserted federal regulatory authority pursuant to the Safe Drinking Water Act (“SDWA”) over certain hydraulic fracturing activities involving the use of diesel fuel and issued guidance in February 2014 related to such activities. Moreover, the EPA has promulgated rules under the federal Clean Air Act requiring operators to use “green completions” to capture the emission of volatile organic compounds from well completion activities involving the use of hydraulic fracturing. The rules also regulate emissions from new or modified compressors, dehydrators, storage tanks, and other production equipment. Also, the EPA issued an advanced notice of proposed rulemaking under the Toxic Substances Control Act in May 2014 seeking comment on potential rules that would require companies to disclose the chemical additives used in their hydraulic fracturing fluids, and also proposed in April 2015 to prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. In addition, the Bureau of Land Management (“BLM”) finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands. The U.S. District Court of Wyoming has temporarily stayed implementation of this rule. A final decision has not yet been issued.

Certain governmental reviews have been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. In June 2015, the EPA released its draft report on the potential impacts of hydraulic fracturing on drinking water resources. The EPA report concluded that hydraulic fracturing activities have not led to widespread, systemic impacts on drinking water resources in the United States, although there are above and below ground mechanisms by which hydraulic fracturing activities have the potential to impact drinking water resources. The draft report is expected to be finalized after a public comment period and a formal review by the EPA’s Science Advisory Board. These results of studies could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory mechanisms.

Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. At the state level, some states, including Louisiana and Texas, where we operate, have adopted, and other states are considering adopting legal requirements that could impose more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities. Moreover, some states and local governments have enacted laws or regulations limiting hydraulic fracturing within their borders or prohibiting the activity altogether. In the event that new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the crude oil and natural gas that we produce.

Certain scientific studies have found that emissions of carbon dioxide, methane and other “greenhouse gases” are contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA determined that greenhouse gases present an endangerment to public health and the environment and has issued regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. These regulations include limits on tailpipe emissions from motor vehicles and preconstruction and operating permit requirements for certain large stationary sources. The EPA has also adopted rules requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States, as well as certain onshore oil and natural gas production facilities, on an annual basis. Recently, the EPA finalized modifications to its GHG reporting rules that would require covered entities to report emissions on an individual GHG basis. Recently, in December 2015, the EPA finalized rules that added new sources to the scope of the greenhouse gases monitoring and reporting rule. These new sources include gathering and boosting facilities as well as completions and workovers from hydraulically fractured oil wells. The revisions also include the addition of well identification reporting requirements for certain facilities. Also, as part of the Obama Administration’s initiative to reduce methane emissions from the oil and gas sector, in August 2015, the EPA announced proposed rules that would establish new air emission controls for emissions of methane from certain equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. The EPA’s proposed rule package includes first-time standards to address emissions of methane from equipment and processes across the source category, including hydraulically fractured oil and natural gas well completions. In addition, in January 2016 the BLM proposed rules to control methane emissions by limiting the venting and flaring of gas resulting from oil and gas activities on federal lands. These new and proposed rules could result in increased compliance costs for our business.

In addition, Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gases and many states have already taken legal measures to reduce emissions of greenhouse gases primarily through regional greenhouse gas cap and trade programs. The adoption of legislation or regulatory programs to reduce emissions of greenhouse gases could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas we produce. Consequently, legislation and regulatory programs to reduce emissions of greenhouse gases could have an adverse effect on our business, financial condition and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. Such climatic events could have an adverse effect on our financial condition and results of operations.

We have incurred losses from operations and may continue to do so in the future.

We incurred losses from operations of $354.8 million, $36.3 million, $63.7 million, $17.1 million and $280.4 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively. While our year-end 2015 numbers have not been finalized, we expect to incur significant loss from operations again. Our development of and participation of drilling locations has required and will continue to require substantial capital expenditures. The uncertainty and risks described in this report may impede our ability to economically acquire and develop oil and natural gas reserves. As a result, we may not be able to achieve or sustain profitability or positive cash flows provided by operating activities in the future.

Our future revenues are dependent on the ability to successfully complete drilling activity.

Drilling and exploration are the main methods we utilize to replace our reserves. However, drilling and exploration operations may not result in any increases in reserves for various reasons. Exploration activities involve numerous risks, including the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, the future cost and timing of drilling, completing and producing wells is often uncertain. Furthermore, drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	lack of acceptable prospective acreage;

•	inadequate capital resources;

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	unavailability or high cost of drilling rigs, equipment or labor;

•	reductions in oil and natural gas prices;

•	limitations in the market for oil and natural gas;

•	title problems;

•	compliance with governmental regulations;

•	mechanical difficulties; and

•	risks associated with horizontal drilling.

Our decisions to purchase, explore, develop and exploit prospects or properties depend in part on data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often uncertain.

In addition, while lower oil and natural gas prices may reduce the amount of oil and natural gas that we can produce economically, higher oil and natural gas prices generally increase the demand for drilling rigs, equipment and crews and can lead to shortages of, and increased costs for, such drilling equipment, services and personnel. Such shortages could restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling of new wells or significant increase in drilling costs could adversely affect our ability to increase our reserves and production and reduce our revenues.

The enactment of derivatives legislation could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate, and other risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) enacted in 2010, established federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodities Futures Trading Commission (“CFTC”) and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented and it is not possible at this time to predict when this will be accomplished.

In October 2011, the CFTC issued regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. The initial position-limits rule was vacated by the U.S. District Court for the District of Columbia in September 2012. However, in November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. As these new position limit rules are not yet final, the impact of those provisions on us is uncertain at this time.

The CFTC has designated certain interest rate swaps and credit default swaps for mandatory clearing and the associated rules also require us, in connection with covered derivative activities, to comply with clearing and trade-execution requirements or take steps to qualify for an exemption to such requirements. Although we expect to qualify for the end-user exception from the mandatory clearing requirements for swaps entered to hedge our commercial risks, the application of mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulators may require end-users to enter into credit support documentation and/or post initial and variation margin. Posting of collateral could impact liquidity and reduce cash available to us for capital expenditures; therefore reducing our ability to execute hedges to reduce risk and protect cash flow. The proposed margin rules are not yet final, and therefore the impact of those provisions on us is uncertain at this time.

The full impact of the Dodd-Frank Act and related regulatory requirements upon our business will not be known until the regulations are implemented and the market for derivatives contracts has adjusted. The Dodd-Frank Act and regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, or reduce our ability to monetize or restructure our existing derivative contracts. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Increased volatility may make us less attractive to certain types of investors. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material, adverse effect on us, our financial condition, and our results of operations.

In addition, the European Union and other non-U.S. jurisdictions are implementing regulations with respect to the derivatives market. To the extent we transact with counterparties in foreign jurisdictions, we may become subject to such regulations. At this time, the impact of such regulations on us is uncertain.

Certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated as a result of proposed legislation.

Legislation has been proposed that would, if enacted into law, make significant changes to U.S. federal income tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of this legislation or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could negatively impact the value of an investment in our stock.

Our use of oil and natural gas price hedging contracts may limit future revenues from price increases and result in significant fluctuations in our net income.

We use hedging transactions with respect to a portion of our oil and natural gas production to achieve more predictable cash flow and to reduce our exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use may also limit future revenues from price increases. We hedged approximately 77% (approximately 73% of natural gas production and approximately 82% of oil production) of our total production volumes for the year ended December 31, 2014.

Our results of operations may be negatively impacted by our commodity derivative instruments and fixed price forward sales contracts in the future and these instruments may limit any benefit we would receive from increases in the prices for oil and natural gas. For the year ended December 31, 2014 we received cash receipts to settle our derivative contracts totaling $3.4 million, while we paid $3.8 million to settle our derivative contracts for the year ended December 31, 2013. At December 31, 2014, we had a net asset derivative position of $46.9 million related to our derivative contracts compared to a net asset derivative position of $0.9 million at December 31, 2013. The ultimate settlement amount of these derivative contract positions is dependent on future commodity prices.

We account for our oil and natural gas derivatives using fair value accounting standards. Each derivative is recorded on the balance sheet as an asset or liability at its fair value. Additionally, changes in a derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met at the time the derivative contract is executed. We have elected not to apply hedge accounting treatment to our swaps and, as such, all changes in the fair value of these instruments are recognized in earnings. Our fixed price physical contracts qualify for the normal purchase and normal sale exception. Contracts that qualify for this treatment do not require mark-to-market accounting treatment.

In the future, we will continue to be exposed to volatility in earnings resulting from changes in the fair value of our derivative instruments.

Because our operations require significant capital expenditures, we may not have the funds available to replace reserves, maintain production or maintain interests in our properties.

We must make a substantial amount of capital expenditures for the acquisition, exploration and development of oil and natural gas reserves. Historically, we have paid for these expenditures with cash from operating activities, proceeds from debt and equity financings and asset sales. Our revenues or cash flows could be reduced because of lower oil and natural gas prices or for other reasons. If our revenues or cash flows decrease, we may not have the funds available to replace reserves or maintain production at current levels. If this occurs, our production will decline over time. Other sources of financing may not be available to us if our cash flows from operations are not sufficient to fund our capital expenditure requirements. We cannot be certain that funding will be available if needed, and to the extent required, on acceptable terms. If funding is not available as needed, or is available only on more expensive or otherwise unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations. Where we are not the majority owner or operator of an oil and natural gas property, we may have no control over the timing or amount of capital expenditures associated with the particular property. If we cannot fund such capital expenditures, our interests in some properties may be reduced or forfeited.

If we are unable to replace reserves, we may not be able to sustain production at present levels.

Our future success depends largely upon our ability to find, acquire or develop additional oil and natural gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves will decline over time. In addition, approximately 54% of our total estimated proved reserves by volume at December 31, 2014, were undeveloped. By their nature, estimates of proved undeveloped reserves and timing of their production are less certain particularly because we may chose not to develop such reserves on anticipated schedules in future adverse oil or natural gas price environments. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The lack of availability of sufficient capital to fund such future operations could materially hinder or delay our replacement of produced reserves. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

We expect to incur substantial impairment writedowns.

The Company expects a material impairment writedown when it releases fourth quarter and year-end 2015 financials. If management’s estimates of the recoverable proved reserves on a property are revised downward or if oil and natural gas prices decline, we may be required to record additional non-cash impairment writedowns in the future, which would result in a negative impact to our financial position. Furthermore, any sustained decline in oil and natural gas prices may require us to make further impairments. We review our proved oil and natural gas properties for impairment on a depletable unit basis when circumstances suggest there is a need for such a review. To determine if a depletable unit is impaired, we compare the carrying value of the depletable unit to the undiscounted future net cash flows by applying management’s estimates of future oil and natural gas prices to the estimated future production of oil and natural gas reserves over the economic life of the property. Future net cash flows are based upon our independent reservoir engineers’ estimates of proved reserves. In addition, other factors such as probable and possible reserves are taken into consideration when justified by economic conditions. For each property determined to be impaired, we recognize an impairment loss equal to the difference between the estimated fair value and the carrying value of the property on a depletable unit basis.

Fair value is estimated to be the present value of expected future net cash flows. Any impairment charge incurred is recorded in accumulated depreciation, depletion, and amortization to reduce our recorded basis in the asset. Each part of this calculation is subject to a large degree of judgment, including the determination of the depletable units’ estimated reserves, future cash flows and fair value. For the years ended December 31, 2014 and 2013, we recorded impairments related to oil and natural gas properties of $331.9 million and zero, respectively.

Management’s assumptions used in calculating oil and natural gas reserves or regarding the future cash flows or fair value of our properties are subject to change in the future. Any change could cause impairment expense to be recorded, impacting our net income or loss and our basis in the related asset. Any change in reserves directly impacts our estimate of future cash flows from the property, as well as the property’s fair value. Additionally, as management’s views related to future prices change, the change will affect the estimate of future net cash flows and the fair value estimates. Changes in either of these amounts will directly impact the calculation of impairment.

Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of proved reserves. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve report. These differences may be material.

The proved oil and natural gas reserve information included in the documents we incorporate by reference and under the section entitled “Update to Financial and Reserve Information” are estimates. These estimates are based on reports prepared by NSAI and RSC, our independent reserve engineers, and were calculated using the unweighted average of first-day-of-the-month oil and natural gas prices. The prices we receive for our production may be lower than those upon which our reserve estimates are based. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:

•	historical production from the area compared with production from other similar producing wells;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future oil and natural gas prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

•	the quantities of oil and natural gas that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future oil and natural gas sales prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material. The discounted future net cash flows included in this document should not be considered as the current market value of the estimated oil and natural gas reserves attributable to our properties. As required by the SEC, the standardized measure of discounted future net cash flows from proved reserves are generally based on 12-month average prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

•	the amount and timing of actual production;

•	supply and demand for oil and natural gas;

•	increases or decreases in consumption; and

•	changes in governmental regulations or taxation.

In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, and which we use in calculating our PV-10, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

A majority of our production, revenue and cash flow from operating activities are derived from assets that are concentrated in a single geographic area, making us vulnerable to risks associated with operating in one geographic area.

Essentially all of our estimated proved reserves at December 31, 2015, and all our production during 2015 were associated with our Louisiana, Texas and Mississippi properties which include the Tuscaloosa Marine Shale, Haynesville Shale and Eagle Ford Shale Trends. Accordingly, if the level of production from these properties substantially declines or is otherwise subject to a disruption in our operations resulting from operational problems, government intervention (including potential regulation or limitation of the use of high pressure fracture stimulation techniques in these formations) or natural disasters, it could have a material adverse effect on our overall production level and our revenue.

We have limited control over the activities on properties we do not operate.

Other companies operate some of the properties in which we have an interest. For example, Chesapeake operates certain properties in the Haynesville Shale. We have less ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund with respect to them versus those fields in which we are the operator. Our dependence on the operator and other working interest owners for these projects and our reduced influence or ability to control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital and lead to unexpected future costs.

Our ability to sell natural gas and receive market prices for our natural gas may be adversely affected by pipeline and gathering system capacity constraints and various transportation interruptions.

We operate primarily in (i) Southwest Mississippi and Southeast Louisiana which includes the Tuscaloosa Marine Shale, (ii) Northwest Louisiana and East Texas, which includes the Haynesville Shale Trend and (iii) South Texas, which includes the Eagle Ford Shale Trend. A number of companies are currently operating in the Haynesville Shale and Eagle Ford Shale. If drilling in these areas continues to be successful, the amount of natural gas being produced could exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available in this region. If this occurs, it will be necessary for new pipelines and gathering systems to be built. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our natural gas to interstate pipelines. In such an event, we might have to shut in our wells awaiting a pipeline connection or capacity or sell natural gas production at significantly lower prices than those quoted on NYMEX or that we currently project, which would adversely affect our results of operations.

A portion of our oil and natural gas production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Our debt instruments impose restrictions on us that may affect our ability to successfully operate our business.

We have in place a $600 million Senior Credit Facility with a borrowing base of $47 million on which we had $27 million drawn on December 31, 2015. The Senior Credit Facility contains customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates. We also are required to meet specified financial ratios under the terms of our Senior Credit Facility. As of December 31, 2015, we were in compliance with all the financial covenants of our Senior Credit Facility. These restrictions may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted. The Senior Credit Facility matures on February 24, 2017. Any replacement credit facility may have more restrictive covenants or provide us with less borrowing capacity.

We may be unable to identify liabilities associated with the properties that we acquire or obtain protection from sellers against them.

The acquisition of properties requires us to assess a number of factors, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well, facility or pipeline. We cannot necessarily observe structural and environmental problems, such as pipeline corrosion or subsurface groundwater contamination, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities relating to the acquired assets and indemnities are unlikely to cover liabilities relating to the time periods after closing. We may be required to assume any risk relating to the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations. The incurrence of an unexpected liability could have a material adverse effect on our financial position and results of operations.

Due to the nature of the industry, we sell our oil and natural gas production to a limited number of purchasers and, accordingly, amounts receivable from such purchasers could be significant. The loss of, or material nonpayment or nonperformance by, any one or more of these customers could materially adversely affect our financial condition, results of operations and cash flows.

Due to the nature of the industry, we sell our oil and natural gas production to a limited number of purchasers and, accordingly, amounts receivable from such purchasers could be significant. Revenues from the largest of these sources as a percent of oil and natural gas revenues for the year ended December 31, 2014, 2013 and 2012 were 57%, 71% and 49%, respectively. Some of our customers may have material financial and liquidity issues or may, as a result of operational incidents or other events, be disproportionately affected as compared to larger, better-capitalized companies. Any material nonpayment or nonperformance by any of our key customers could have a material adverse effect on our financial condition, results of operations and cash flows. We expect our exposure to concentrated risk of non-payment or non-performance to continue as long as we remain substantially dependent on a relatively small number of customers for a substantial portion of our revenue.

Customer credit risks could result in losses.

Our exposure to non-payment or non-performance by our customers and counterparties presents a credit risk. Generally, non-payment or non-performance results from a customer’s or counterparty’s inability to satisfy obligations. We monitor the creditworthiness of our customers and counterparties and established credit limits according to our credit policies and guidelines, but cannot assure that any losses will be consistent with our expectations. Furthermore, the concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. The revenues compared to our total oil and natural gas revenues from the top purchasers for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended December 31,
	2014	2013	2012
BP Energy Company	46%	64%	34%
Genesis Crude Oil LP	11%	7%	—
Flint Hill Resources, LLC	—	—	15%

Competition in the oil and natural gas industry is intense, and we are smaller and have a more limited operating history than some of our competitors.

We compete with major and independent oil and natural gas companies for property acquisitions. We also compete for the equipment and labor required to operate and to develop these properties. Some of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for oil and natural gas properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our success will depend on our ability to retain and attract experienced engineers, geoscientists and other professional staff. We depend to a large extent on the efforts, technical expertise and continued employment of these personnel and members of our management team. If a significant number of them resign or become unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected.

The oil and natural gas exploration and production business involves many uncertainties, economic risks and operating risks that can prevent us from realizing profits and can cause substantial losses.

The nature of the oil and natural gas exploration and production business involves certain operating hazards such as:

•	well blowouts;

•	cratering;

•	explosions;

•	uncontrollable flows of oil, natural gas, brine or well fluids;

•	fires;

•	formations with abnormal pressures;

•	shortages of, or delays in, obtaining water for hydraulic fracturing operations;

•	environmental hazards such as crude oil spills;

•	natural gas leaks;

•	pipeline and tank ruptures;

•	unauthorized discharges of brine, well stimulation and completion fluids or toxic gases into the environment;

•	encountering naturally occurring radioactive materials;

•	other pollution; and

•	other hazards and risks.

Any of these operating hazards could result in substantial losses to us. As a result, substantial liabilities to third parties or governmental entities may be incurred. The payment of these amounts could reduce or eliminate the funds available for exploration, development or acquisitions. These reductions in funds could result in a loss of our properties. Additionally, some of our oil and natural gas operations are located in areas that are subject to weather disturbances such as hurricanes. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production.

We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses that may be sustained in connection with all oil and natural gas activities.

We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

•	personal injury;

•	bodily injury;

•	third party property damage;

•	medical expenses;

•	legal defense costs;

•	pollution in some cases;

•	well blowouts in some cases; and

•	workers compensation.

As is common in the oil and natural gas industry, we will not insure fully against all risks associated with our business either because such insurance is not available or because we believe the premium costs are prohibitive. A loss not fully covered by insurance could have a materially adverse effect on our financial position and results of operations. There can be no assurance that the insurance coverage that we maintain will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operations to the extent that the insurance coverage provided under our policies cover only a portion of any such loss

USE OF PROCEEDS

We will not receive any cash proceeds from the Exchange Offers.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table presents our ratios of earnings to fixed charges and preferred stock dividends for the periods presented.

	Pro forma Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2015		Pro forma		Year Ended December 31,
					2014		2014		2013		2012		2011		2010
Ratio of earnings to fixed charges and preferred stock dividends	(a	)(1)	(a	)	(b	)(1)	(b	)	(c	)	(d	)	(e	)	(f	)

(a)(1)	Pro forma Earnings for the nine months ended September 30, 2015 were inadequate to cover fixed charges. The coverage deficiency was $39.6 million.
(a)	Earnings for the nine months ended September 30, 2015 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $100.3 million
(b)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $412.6 million.
(b)(1)	Pro forma Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $309.3 million.
(c)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $132.4 million.
(d)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $90.2 million.
(e)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $37.8 million.
(f)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $268.3 million.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2015 on an actual basis and as adjusted to give effect to:

•	An actual basis;

•	As adjusted assuming the exchange of 50.0% of the total outstanding shares of Existing Preferred Stock pursuant to the Preferred Exchange Offers and assuming the exchange of 95% of the aggregate principal amount of the Existing Unsecured Notes pursuant to the Exchange Offers; and

•	As further adjusted assuming the exchange of 100% of the total outstanding shares of Existing Preferred Stock pursuant to the Preferred Exchange Offers and assuming the exchange of 100% of the aggregate principal amount of the Existing Unsecured Notes pursuant to the Exchange Offers.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and our historical financial statements and related notes, which are incorporated by reference in this Offer to Exchange.

	September 30, 2015
	Actual	As Adjusted(1)	As Further Adjusted(2)
	(In thousands)
Cash and cash equivalents	$4,025	$4,025	$4,025

Long-term debt
Senior Credit Facility	$17,500	$17,500	$17,500
8.0% Second Lien Senior Secured Notes due 2018	87,548	87,548	87,548
8.875% Senior Notes due 2019	275,000	13,750	—
3.25% Convertible Senior Notes due 2026	429	21	—
5.0% Convertible Senior Notes due 2029	6,692	335	—
5.0% Convertible Senior Notes due 2032	113,370	5,669	—
5.0% Convertible Exchange Notes due 2032	39,520	1,976	—

Total long-term debt	$540,059	$126,799	$105,048

Stockholders’ equity:(3)
Series B Preferred Stock, 2,249,893 shares issued and outstanding, 745,283 shares as adjusted	2,250	745	—
Series C Preferred Stock, 4,400,000 depositary shares issued and outstanding, 1,562,534 depositary shares as adjusted	4	2	—
Series D Preferred Stock, 5,200,000 depositary shares issued and outstanding, 1,868,121 depositary shares as adjusted	5	2	—
Series E Preferred Stock, zero shares issued and outstanding, 1,824,402 depositary shares as adjusted	—	2	—
Common Stock, 59,245,314 issued and outstanding	11,851	52,857	60,668
Additional paid in capital	1,147,262	1,118,558	1,113,090
Retained earnings (accumulated deficit)	(1,172,865)	(1,143,471)	(1,141,924)

Total stockholders’ equity (deficit)	(11,493)	28,695	31,834

Total capitalization	$528,566	155,494	$136,882

(1)

Assumes a minimum exchange of 50% of each series of Existing Preferred Stock for share of Common Stock based on the aggregate outstanding shares of Existing Preferred Stock as of December 31, 2015. Any shares of Existing Preferred Stock converted into Common Stock pursuant to the terms of the Certificate of

Designation of each respective series of Existing Preferred Stock on or after January 1, 2016 up to the closing of the Exchange Offers will be included for purposes of determining whether the minimum conditions for the Exchange Offers have been satisfied. Further, the minimum conditions for the Exchange Offers may be satisfied if a majority of the outstanding shares of all of the Existing Preferred Stock is exchanged, even if less than a majority of the shares of one series of Existing Preferred Stock is exchanged. Also assumes a minimum exchange of 95% of the aggregate principal amount of the Existing Unsecured Notes for shares of Common Stock based on the aggregate principal amount of all Existing Unsecured Notes outstanding as of December 31, 2015. Any principal amounts converted into Common Stock pursuant to the terms of the Existing Unsecured Notes Exchange Offers on or after January 1, 2016 will be included for purposes of determining whether the minimum conditions for the Unsecured Notes Exchange Offers have been satisfied. Further, the minimum conditions for the Unsecured Notes Exchange Offers may be satisfied if 95% of the aggregate principal amount of all of the Existing Unsecured Notes is exchanged, even if less than 95% of one series of Existing Unsecured Notes is exchanged.
(2)	Assumes full participation by holder of both Existing Unsecured Notes and Existing Preferred Stock in the Exchange Offers and the Preferred Exchange Offers.
(3)	Adjusted to reflect the original liquidation preferences of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock tendered in exchange for the Series E Preferred Stock on December 18, 2015.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data as of and for each of the nine months ended September 30, 2015 and 2014 and each of the years ended December 31, 2014, 2013 and 2012. This data was derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. The financial data below is only a summary. It should be read in conjunction with our historical consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the annual and quarterly filed by us with the SEC. See “Where You Can Find More Information and Incorporation by Reference.”

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(In thousands, except per share amounts)
Income Statement Data
Revenues	$67,860	$159,996	$208,553	$203,295	$180,845
Depreciation, Depletion and Amortization	61,052	95,325	135,716	135,357	141,222
Impairment	32,487	85,339	331,931	—	47,818
Interest Expense	(42,447)	(36,274)	(47,829)	(51,187)	(52,403)
Operating Loss	(34,443)	(93,095)	(354,820)	(36,310)	(63,685)
Other Income (Expense)	(36,109)	(34,214)	1,684	(58,876)	(20,517)
Net Loss	(70,552)	(127,309)	(353,136)	(95,186)	(84,202)
Preferred Stock Dividends	22,291	22,292	29,722	18,604	6,047
Net Loss Applicable to Common Stock —Basic	$(1.70)	$(3.37)	$(8.62)	$(2.99)	$(2.48)
Net Loss Applicable to Common Stock —Diluted	$(1.70)	$(3.37)	$(8.62)	$(2.99)	$(2.48)
Cash Flow Data
Provided by (Used in):
Operating Activities	$(11,859)	$95,168	$121,733	$71,405	$173,789

Investing Activities:
Capital Expenditures	(113,997)	(238,313)	(322,352)	(251,103)	(252,416)
Proceeds from Sale of Assets	104,850	625	53,932	449	90,922

Total Investing Activities	(9,147)	(237,688)	(268,420)	(250,654)	(161,494)

Financing Activities	25,023	95,515	97,477	227,281	(14,454)

Increase (Decrease) in Cash	4,017	(47,005)	(49,212)	48,032	(2,159)

	September 30,		December 31,
	2015	2014	2014	2013	2012
	(In thousands)
Balance Sheet Data
Total Assets	584,968	13,340	$722,138	$974,213	$768,385
Long-term Debt	540,059	564,340	568,625	435,866	568,671
Total Preferred Stock	2,259	2,259	2,259	2,259	2,250
Stockholders’ Equity (Deficit)	(16,627)	214,587	(15,774)	356,523	60,245

The following tables set forth the pro forma effect of the Exchange Offers on the Company’s earnings per share for the nine months ended September 30, 2015 and the year ended December 31, 2014 and book value per share as of the nine months ended September 30, 2015.

	Nine Months Ended September 30, 2015	Year ended December 31, 2014
	(In thousands)
Net loss Applicable to Common Stock	$92,843	$382,858
Interest eliminated	(30,941)	(43,886)
Preferred Stock dividend eliminated	(22,291)	(29,722)

Pro forma Net Loss Applicable to Common Stock	39,611	309,250

Shares outstanding	54,697	44,402
Shares exchanged	244,086	244,086

Pro forma shares	298,783	288,488

Per Common Share
Pro forma Net Loss Applicable to Common Stock — Diluted	(0.13)	(1.07)

	September 30 2015	December 31 2014
	(in thousands)
Stockholders Equity	$(16,627)	$(15,774)
Interest eliminated	30,941	43,886
Preferred Stock dividend eliminated	14,861	29,722

Pro forma stock holder’s equity	$29,175	$57,834

Outstanding shares	59,254	45,105
Shares exchanged	244,086	244,086

Pro forma outstanding shares	303,340	289,191

Book value per share	$(0.28)	$(0.35)
Pro forma book value per share	$0.10	$0.20

UPDATE TO FINANCIAL AND RESERVE INFORMATION

Production

The Company has not finalized its fourth quarter numbers, but currently estimates that production totaled approximately 475,829 barrels of oil equivalent (“Boe”), or an average of 5,172 Boe per day, for the three months ended December 31, 2015, compared to 1,047,603 Boe, or an average of 11,387 Boe per day, in the prior year period. Estimated oil production totaled 191,593 barrels of oil (“Bbls”) in the three months ended December 31, 2015 (40% of total production), or an average of approximately 2,083 Bbls per day, versus 530,815 Bbls (51% of total production), or an average of approximately 5,770 Bbls per day, in the prior year period. Estimated natural gas production for the three months ended December 31, 2015 was 1.7 billion cubic feet (“Bcf”) in the three months ended December 31, 2015, or an average of approximately 18,537 thousand cubic feet (“Mcf”) per day, versus 3.1 Bcf, or an average of 33,704 Mcf per day, in the prior year period.

Estimated oil production totaled 1,328,387 Bbls for the year ended December 31, 2015 (50% of total production), or an average of approximately 3,639 Bbls per day, versus 1,691,808 Bbls (40% of total production), or an average of approximately 4,635 Bbls per day, for the year ended December 31, 2014. Estimated natural gas production totaled 8.0 Bcf for the year ended December 31, 2015, or an average of approximately 21,875 Mcf per day, versus 15.0 Bcf, or an average of 41,042 Mcf per day, for the year ended December 31, 2014.

Reserves

The Company has not finalized its year-end proved reserves but currently estimates as of December 31, 2015, that estimated proved reserves totaled 55 billion cubic feet equivalent (“Bcfe”), with future net undiscounted cash flow of $95 million and present value of the future net cash flow before income taxes discounted at 10% (“PV-10”) of $70 million. Proved developed oil reserves declined by approximately 23 million Bbls or 86% from December 31, 2014, which included the removal of all proved undeveloped reserves primarily due to low commodity prices. Year-end 2015 reserves are expected to be comprised of 42% oil and 58% natural gas. The SEC pricing for the year-end 2015 report was $50.28 per barrel of oil, $2.58 per million British Thermal Units for natural gas. Proved reserves from the Tuscaloosa Marine Shale decreased by 15 million Boe (93 Bcfe) and $328 million of PV-10 compared to the reserves ending December 31, 2014 due primarily to the removal of proved undeveloped reserves due to low oil prices, and now comprises 42% of the Company’s total reserves and 79% of the Company’s total PV-10.

Impairment

As a result of the sustained depression in oil and natural gas prices, we expect to record a non-cash impairment charge for the three months ended December 31, 2015. The amount of the impairment charge is expected to be material and related to a decline in estimated proved reserves for certain of our oil and natural gas producing properties.

For a more complete description of the risks related to impairments, see “Risk Factors — We may incur substantial impairment writedowns.”

BANKRUPTCY RELIEF

We have not commenced any cases in the bankruptcy court under Chapter 11 of the U.S. Bankruptcy Code. We also have not taken any corporate action authorizing the commencement of any reorganization cases.

We do not currently intend to file petitions for relief under Chapter 11 of the U.S. Bankruptcy Code if the Recapitalization Plan, including the Exchange Offers, is consummated. However, if we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. We are considering various alternatives under the U.S. Bankruptcy Code in consultation with the lenders under our Senior Credit Facility.

One alternative we are considering is a sale or sales, pursuant to section 363(b) of the U.S. Bankruptcy Code (the “363 Sale”), of some, most or substantially all of the Company’s operating assets, including its subsidiaries, to prospective buyers. The holders of the Existing Unsecured Notes may receive less in the 363 Sale than in the Exchange Offers.

Another alternative we are considering is proposing a plan of reorganization. If we were to propose a plan of reorganization we would expect to negotiate the terms of that plan with our key creditors and stakeholders. We may ask affected creditors to vote an any such plan prior to our filing for bankruptcy, or may wait and ask affected creditors to vote on such a plan after our filing for bankruptcy. We cannot predict what consideration, if any, would be offered to holders of the Existing Unsecured Notes in any such plan of reorganization. If the plan of reorganization does not propose any consideration for holders of the Existing Unsecured Notes, we would likely not ask holders of the Existing Unsecured Notes to vote on the plan of reorganization and we would likely seek to confirm the plan of reorganization notwithstanding the deemed rejection of the holders of the Existing Unsecured Notes. Similarly, if the holders of the Existing Unsecured Notes are offered consideration under the plan of reorganization but the classes of Existing Unsecured Notes holders does not accept the plan of reorganization, we would also likely seek to confirm the plan of reorganization notwithstanding the rejection of such classes.

It is possible that a bankruptcy court would not approve the 363 Sale or confirm any expedited plan of reorganization described above, and that, as a result, any chapter 11 case may become a longer, more traditional chapter 11 case, which we believe would result in holders of the Existing Unsecured Notes receiving less than they would receive in the Exchange Offers, the 363 Sale, or the plan. It is also possible that a more traditional chapter 11 case could be converted to a case under chapter 7 of the U.S. Bankruptcy Code, which we believe would result in holders of the Existing Unsecured Notes receiving nothing.

If we decide to seek bankruptcy relief under any alternative, it is currently expected that our subsidiary will also file a chapter 11 case (or commence other similar reorganization proceedings) and pursue the same form of relief as, or a different form of relief than, that pursued by the Company.

If we seek bankruptcy relief, we expect that holders of the Existing Unsecured Notes would likely receive little or no consideration for their Existing Unsecured Notes.

For a more complete description of the risks relating to our failure to consummate the Exchange Offers, see “Risk Factors — Risks Related to the Exchange Offers — If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Unsecured Notes would likely receive little or no consideration for their Existing Unsecured Notes.”

THE EXCHANGE OFFERS

No Recommendation

None of Goodrich Petroleum Corporation or its Board of Directors or the Information Agent or the Exchange Agent makes any recommendation as to whether you should tender any Existing Unsecured Notes or refrain from tendering Existing Unsecured Notes in the Exchange Offers. Accordingly, you must make your own decision as to whether to tender Existing Unsecured Notes in the Exchange Offers and, if so, the aggregate principal amount of Existing Unsecured Notes to tender. Participation in the Exchange Offers is voluntary, and you should carefully consider whether to participate before you make your decision. We urge you to carefully read this Offer to Exchange in its entirety, including the information set forth in the section of this Offer to Exchange entitled “Risk Factors” and the information incorporated by reference herein. We also urge you to consult your own financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

Purpose of the Recapitalization Plan, including the Exchange Offers

We are making the Exchange Offers in connection with the Company’s Recapitalization Plan. In addition to the Exchange Offers, the Recapitalization Plan consists of (i) Preferred Exchange Offers; (ii) the Second Lien Exchange Offers; and (iii) upon completion of the Exchange Offers, the Unsecured Notes Exchange Offers and the Second Lien Exchange Offers, (a) making the LTIP Amendment to our 2006 Plan and (b) issuing the Retention Awards. The Recapitalization Plan, including the Exchange Offers, is designed to reduce or eliminate the principal amount of our Existing Unsecured Notes and liquidation preference on our Existing Preferred Stock, reduce cash interest expense through the exchange of the Existing Unsecured Notes into Common Stock, enable us to defer interest on the Second Lien Notes by issuing additional notes in lieu of cash interest and eliminate our dividend obligations for the Existing Preferred Stock.

The Board of Directors has determined the Recapitalization Plan would be beneficial to the Company for the following reasons:

•	The elimination of between $213 million and $224.2 million in unsecured senior indebtedness with respect to the exchange and cancellation of Existing Unsecured Notes in the Unsecured Notes Exchange Offers;

•	the reduction of between $28.9 million and $30.4 million in annual cash interest payment obligations per year on the Existing Unsecured Notes and the Second Lien Notes, thereby preserving liquidity in the near-term;

•	the elimination of fixed dividend obligations of between $11.8 million and $23.7 million due to the exchange and cancellation of Existing Preferred Stock in the Exchange Offers;

•	increasing the percentage of our capitalization that is Common Stock;

•	the simplification of the Company’s capital structure and the elimination of the market overhang caused by the outstanding Existing Preferred Stock and the liquidation preferences of the Existing Preferred Stock;

•	expected improvements in institutional investor interest in the Company’s Common Stock following the Recapitalization Plan due to an improved balance sheet; and

•	the increased ability of the Company to address its near-term liquidity needs, including the material reduction of cash interest expense on the Company’s secured debt obligations and the increased likelihood of attracting new capital due to a significantly improved balance sheet.

Terms of the Exchange Offers

We are offering to exchange, upon the terms and subject to the conditions set forth in this Offer to Exchange and the accompanying Letter of Transmittal, any and all of our outstanding 8.875% Senior Notes due 2019, 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 and 5.00% Convertible Exchange Senior Notes due 2032 for newly issued shares of our Common Stock.

In exchange for each $1,000 principal amount of Existing Unsecured Notes properly tendered (and not validly withdrawn) prior to the Expiration Date and accepted by us, participating holders of Existing Unsecured Notes will receive the following Exchange Consideration:

Existing Unsecured Notes	CUSIP No.	Aggregate Principal Amount Outstanding(1)	Exchange Consideration per $1,000 principal amount of Existing Unsecured Notes(2)
8.875% Senior Notes due 2019	382410 AF5	$116,828,000	800.635 shares of our Common Stock
3.25% Convertible Senior Notes due 2026	382410 AB4	$429,000	800.635 shares of our Common Stock
5.00% Convertible Senior Notes due 2029	382410 AC2	$6,692,000	800.635 shares of our Common Stock
5.00% Convertible Senior Notes due 2032	382410 AG3	$94,160,000	800.635 shares of our Common Stock
5.00% Convertible Exchange Senior Notes due 2032	382410 AK4	$6,117,000	1,601.270 shares of our Common Stock
	382410 AP3

(1)	The outstanding principal amount reflects the aggregate principal amount outstanding as of January 20, 2016.
(2)	The higher exchange ratio applicable to the 5.00% Convertible Exchange Senior Notes due 2032 relative to other Existing Unsecured Notes reflects the original principal amount of the 5.00% Convertible Senior Notes due 2032 that were exchanged for the 5.00% Convertible Exchange Senior Notes due 2032 on September 1, 2015 and October 7, 2015.

As a result, if we successfully complete the Exchange Offers, we will issue an aggregate of 184,420,668 shares of our Common Stock if all of the Existing Unsecured Notes are tendered.

We will consider any voluntarily conversion of Existing Unsecured Notes into Common Stock after December 31, 2015, in accordance with the terms of such Existing Unsecured Notes, as counting towards fulfillment of the Minimum Unsecured Tender Condition. Likewise, we will consider any voluntarily conversion of Existing Preferred Stock into Common Stock after December 31, 2015, in accordance with the terms of such Existing Preferred Stock, as counting towards fulfillment of the Minimum Preferred Tender Condition.

Holders that tender their Existing Unsecured Notes that are accepted for exchange will forfeit any claim to all accrued and unpaid interest on such Existing Unsecured Notes, regardless of when it accrued, whether before or after the date hereof and including any interest that may accrue through the settlement date for the Exchange Offers.

Each of the Exchange Offers will expire on the Expiration Date, unless extended or earlier terminated by us. Tendered Existing Unsecured Notes may be withdrawn at any time prior to the expiration of the related Exchange Offer. In addition, you may withdraw any tendered Existing Unsecured Notes if we have not accepted them for exchange within 40 business days from the commencement of the Exchange Offers on January 26, 2016.

We will issue shares of our Common Stock in exchange for properly tendered (and not validly withdrawn) Existing Unsecured Notes that are accepted for exchange promptly after the related Expiration Date. We will not issue fractional shares of our Common Stock in the Exchange Offers. See “— Fractional Shares” below.

All of the Existing Unsecured Notes are held in book-entry form through the facilities of the DTC. This Offer to Exchange and the Letter of Transmittal are being sent to all registered holders and beneficial holders of Existing Unsecured Notes identified by DTC participants as of the day preceding the date of this Offer to Exchange. There will be no fixed record date for determining registered holders of Existing Unsecured Notes entitled to participate in the Exchange Offers. Existing Unsecured Notes must be tendered in increments of $1,000 principal amounts.

Any Existing Unsecured Notes that are accepted for exchange in the Exchange Offers will be cancelled. Existing Unsecured Notes tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the applicable Exchange Offer. If any tendered Existing Unsecured Notes are not accepted for exchange and payment because of an invalid tender, the occurrence of other events set forth in this Offer to Exchange or otherwise, all unaccepted Existing Unsecured Notes will be returned, without expense, to the tendering holder promptly after the expiration of the applicable Exchange Offer.

Our obligation to accept Existing Unsecured Notes tendered pursuant to the Exchange Offers is limited by the conditions listed below under “— Conditions to the Exchange Offers.” We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Holders who tender Existing Unsecured Notes in the Exchange Offers will not be required to pay brokerage commissions or fees to the Information Agent, the Exchange Agent or us. If your Existing Unsecured Notes are held through a broker or other nominee who tenders the Existing Unsecured Notes on your behalf, your broker or nominee may charge you a commission for doing so. Additionally, subject to the instructions in the Letter of Transmittal, holders who tender Existing Unsecured Notes in the Exchange Offers will not be required to pay transfer taxes with respect to the exchange of Existing Unsecured Notes. It is important that you read “— Fees and Expenses” and “— Transfer Taxes” below for more details regarding fees and expenses and transfer taxes relating to the Exchange Offers.

We intend to conduct the Exchange Offers in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Existing Unsecured Notes that are not exchanged in the Exchange Offers will remain outstanding. See “— Consequences of Failure to Exchange Existing Unsecured Notes in the Exchange Offers.” Holders of Existing Unsecured Notes do not have any appraisal or dissenters rights under such instruments or otherwise in connection with the Exchange Offers.

We shall be deemed to have accepted for exchange properly tendered Existing Unsecured Notes when we have given oral or written notice of the acceptance to the Exchange Agent. The Exchange Agent will act as agent for the holders of Existing Unsecured Notes who tender their notes in the Exchange Offers for the purposes of receiving the Exchange Consideration from us and delivering the Exchange Consideration to the exchanging holders. We expressly reserve the right to amend or terminate any or all of the Exchange Offers, and not to accept for exchange any Existing Unsecured Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions to the Exchange Offers.”

By tendering your Existing Unsecured Notes, you will lose your right to receive interest and principal payments in respect of the Existing Unsecured Notes, after the completion of these Exchange Offers.

Fractional Shares

We will not issue any fractional shares upon exchange of Existing Unsecured Notes pursuant to the Exchange Offers. If any fractional share of Common Stock otherwise would be issuable upon the exchange of any Existing Unsecured Notes, we shall pay the exchanging holder an amount equal to such fractional share multiplied by the closing price per share of our Common Stock on the last business day immediately preceding the applicable Expiration Date.

Resale of Common Stock Received Pursuant to the Exchange Offers

Each series of Existing Unsecured Notes has been registered under the Securities Act or is otherwise freely tradable, and therefore are not subject to resale restrictions (other than those Existing Unsecured Notes held by our affiliates and Common Stock issued as part of a dividend). Section 3(a)(9) of the Securities Act provides an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Accordingly, the shares of our Common Stock issued in exchange for Existing Unsecured Notes would be free of resale restrictions if held by persons that are not “affiliates” of ours within the meaning of Rule 405 of the Securities Act.

Consequences of Failure to Exchange Existing Unsecured Notes in the Exchange Offers

Existing Unsecured Notes that are not exchanged in the Exchange Offers will remain outstanding and continue to be entitled to the rights and benefits holders have under the Delaware General Corporation Law and our certificate of incorporation, including the certificates of designation with respect to the Existing Unsecured Notes. The terms of the Existing Unsecured Notes will not change as a result of the Exchange Offers.

If a sufficiently large aggregate principal amount of Existing Unsecured Notes does not remain outstanding after the Exchange Offers, the trading market for the remaining outstanding Existing Unsecured Notes may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of the Existing Unsecured Notes.

Consequences of Failure to Consummate the Recapitalization Plan, including the Exchange Offers

If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. This relief may include: (i) seeking bankruptcy court approval for the sale or sales of some, most or substantially all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and a subsequent liquidation of the remaining assets in the bankruptcy case; (ii) pursuing a plan of reorganization (where votes for the plan may be solicited from certain classes of creditors prior to a bankruptcy filing) that we would seek to confirm (or “cram down”) despite any classes of creditors who reject or are deemed to have rejected such plan; or (iii) seeking another form of bankruptcy relief, all of which involve uncertainties, potential delays and litigation risks.

If we seek bankruptcy relief, we expect that holders of the Existing Unsecured Notes may receive little or no consideration for their Existing Unsecured Notes. See “Bankruptcy Relief.”

For a more complete description of the risks relating to our failure to consummate the Exchange Offers, see “Risk Factors—Risks Related to the Exchange Offers — If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Unsecured Notes would likely receive little or no consideration for their Existing Unsecured Notes.”

Expiration Date; Extension; Termination; Amendment

Each Exchange Offer will expire at the Expiration Date, unless extended or earlier terminated by us. The term “Expiration Date” means 5:00 p.m., New York City time, on February 24, 2016, and if we extend the period of time for which any of the Exchange Offers remains open, the term “Expiration Date” means the latest time and date to which such Exchange Offer is so extended. Tendered Existing Unsecured Notes may be withdrawn prior to the Expiration Date. You must validly tender your Existing Unsecured Notes for exchange prior to the Expiration Date to receive the Exchange Consideration. The Expiration Date will be at least 20 business days from the commencement of the Exchange Offers as required by Rule 14e-1(a) under the Exchange Act.

We reserve the right to extend the period of time that any of the Exchange Offers is open, and delay acceptance for exchange of any Existing Unsecured Notes, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the applicable Exchange Offer. During any extension, all Existing Unsecured Notes previously tendered pursuant to the extended Exchange Offer will remain subject to such Exchange Offer unless properly withdrawn.

In addition, we reserve the right to:

•	terminate or amend any or all of the Exchange Offers and not to accept for exchange any Existing Unsecured Notes not previously accepted for exchange upon the occurrence of any of the events specified below under “— Conditions to the Exchange Offers” that have not been waived by us; and

•	amend the terms of any or all of the Exchange Offers in any manner permitted or not prohibited by law.

If we terminate or amend any or all of the Exchange Offers, we will promptly give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Exchange Agent as promptly as practicable, followed by a timely press release to the extent required by law.

In the event that any of the Exchange Offers is terminated, withdrawn or otherwise not consummated prior to the Expiration Date, no consideration will be paid or become payable to holders who have properly tendered their Existing Unsecured Notes pursuant to such Exchange Offer. In any such event, the Existing Unsecured Notes previously tendered pursuant to such Exchange Offer will be promptly returned to the tendering holders.

If we make a material change in the terms of any of the Exchange Offers or the information concerning such Exchange Offer, or waive a material condition of such Exchange Offer, we will promptly disseminate disclosure regarding the changes to such Exchange Offer and extend such Exchange Offer, if required by law, to ensure that it remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change to the Exchange Consideration, including the number of shares of our Common Stock being offered for exchange with respect to any of the Exchange Offers, we will promptly disseminate disclosure regarding the changes and extend such Exchange Offer, if required by law, to ensure that such Exchange Offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

Procedures for Tendering Existing Unsecured Notes

We have forwarded to you, along with this Offer to Exchange, the Letter of Transmittal relating to the Exchange Offers. A holder need not submit the Letter of Transmittal if the holder tenders Existing Unsecured Notes in accordance with the procedures mandated by DTC’s Automated Tender Offer Program (“ATOP”).

To tender in the Exchange Offers through ATOP, a holder must comply with the procedures described below under “— The Depository Trust Company Book-Entry Transfer Procedures.”

In the unlikely event that we issue any shares of the Existing Unsecured Notes in certificated form while the Exchange Offers are pending, registered holders of such shares may tender them in the Exchange Offers by following the instructions in the Letter of Transmittal for tender of certificated shares.

The Depository Trust Company Book-Entry Transfer Procedures

The Exchange Agent will establish accounts with respect to the Existing Unsecured Notes at DTC for purposes of the Exchange Offers within two business days after the date of the Exchange Offers.

All of the Existing Unsecured Notes is held in book-entry form through the facilities of DTC in New York City. Consequently, if you desire to tender your Existing Unsecured Notes in any of the Exchange Offers, you must tender through ATOP, for which the Exchange Offers will be eligible, and follow the procedures for book-entry transfer described below. By using the ATOP procedures to exchange Existing Unsecured Notes, you will not be required to deliver Letter of Transmittal to the Information Agent. However, you will be bound by the terms of the Letter of Transmittal.

In order to participate in any of the Exchange Offers, you must validly tender your notes to the Exchange Agent as described below. Holders who tender (and do not validly withdraw) their Existing Unsecured Notes to the Exchange Agent prior to the Expiration Date will be entitled to receive the Exchange Consideration on the settlement date, provided that the remaining conditions to the applicable Exchange Offer have been satisfied or waived. It is your responsibility to validly tender your Existing Unsecured Notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.

Any beneficial holder whose Existing Unsecured Notes is registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wishes to tender should contact such broker, dealer, commercial bank or trust company promptly and instruct such broker, dealer, commercial bank or trust company to tender the Existing Unsecured Notes on such beneficial owner’s behalf.

If you need help in tendering your Existing Unsecured Notes, please contact the Exchange Agent, whose address and telephone number is listed on the back cover page of this Offer to Exchange.

All of the Existing Unsecured Notes are held in book-entry form and are currently represented by one or more global certificates registered in the name of a nominee of DTC. We have confirmed with DTC that the Existing Unsecured Notes may be exchanged by using ATOP procedures instituted by DTC. DTC participants may electronically transmit their acceptance of any of the Exchange Offers by causing DTC to transfer their outstanding Existing Unsecured Notes to the Exchange Agent using the ATOP procedures. In connection with each book-entry transfer of Existing Unsecured Notes to the Exchange Agent, DTC will send an “agent’s message” to the Exchange Agent, which, in turn, will confirm its receipt of the book-entry transfer. The term “agent’s message” means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, stating that DTC has received an express acknowledgement from the participant in DTC tendering Existing Unsecured Notes that such participant has received and agrees to be bound by the terms of the applicable Exchange Offer and that the Company may enforce such agreement against the participant. By using the ATOP procedures to tender Existing Unsecured Notes, you will not be required to deliver the Letter of Transmittal to the Information Agent. However, you will be bound by its terms just as if you had signed it.

You must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC to tender your Existing Unsecured Notes.

No Guaranteed Delivery

There are no guaranteed delivery procedures provided for by us in conjunction with the Exchange Offers. Holders of Existing Unsecured Notes must timely tender their notes in accordance with the procedures set forth herein.

Compliance with “Short Tendering” Rule

It is a violation of Rule 14e-4 (promulgated under the Exchange Act) for a person, directly or indirectly, to tender securities in a partial tender or exchange offer for its own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate amount of the securities being tendered and (b) will cause such securities to be delivered in accordance with the terms of the tender or exchange offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of notes in each Exchange Offer will constitute a binding agreement between the tendering holder and the Company respecting the terms and conditions of such Exchange Offer, including the tendering holder’s acceptance of the terms and conditions of such Exchange Offer, and, in the case of a tender of shares of the Series C Preferred Stock or the Series B Preferred Stock, the tendering holder’s representation and warranty that (a) such holder has a net long position in the shares being tendered pursuant to such Exchange Offer within the meaning of Rule 14e-4 under the Exchange Act, and (b) the tender of such shares complies with Rule 14e-4.

Withdrawal Rights

You may withdraw your tender of Existing Unsecured Notes at any time before the applicable Expiration Date. In addition, if not previously returned, you may withdraw Existing Unsecured Notes that you tender that are not accepted by us for exchange after expiration of 40 business days from the commencement of the Exchange Offers. For a withdrawal of notes tendered through ATOP to be effective, the Exchange Agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration of the applicable Exchange Offer. Any notice of withdrawal must:

•	specify the name of the person that tendered the Existing Unsecured Notes to be withdrawn;

•	identify the Existing Unsecured Notes to be withdrawn, including the certificate number or numbers;

•	specify the aggregate principal amount of notes to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the Existing Unsecured Notes exchanged;

•	be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the Existing Unsecured Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the transfer agent register the transfer of such Existing Unsecured Notes into the name of the person withdrawing the tender; and

•	specify the name in which any of the Existing Unsecured Notes are to be registered, if different from that of the person that tendered the Existing Unsecured Notes.

Any notice of withdrawal of notes tendered through ATOP must specify the name and number of the account at DTC to be credited with the withdrawn Existing Unsecured Notes or otherwise comply with DTC’s procedures.

Any Existing Unsecured Notes withdrawn will not have been validly tendered for exchange for purposes of the Exchange Offers. Any Existing Unsecured Notes that have been tendered for exchange through ATOP but which are not exchanged for any reason will be credited to an account with DTC specified by the holder, promptly after withdrawal, rejection of tender or termination of the Exchange Offers. Properly withdrawn Existing Unsecured Notes may be re-tendered by following one of the procedures described under “— Procedures for Tendering Existing Unsecured Notes” above at any time on or before the applicable Expiration Date.

Acceptance of Existing Unsecured Notes for Exchange; Delivery of Exchange Consideration

Upon satisfaction or waiver of all of the conditions to any Exchange Offer, we will promptly accept the Existing Unsecured Notes properly tendered that have not been withdrawn pursuant to the Exchange Offers and will pay the Exchange Consideration in exchange for such Existing Unsecured Notes promptly after the acceptance. Please refer to the section in this Offer to Exchange entitled “— Conditions to the Exchange Offers” below. For purposes of the Exchange Offers, we will be deemed to have accepted properly tendered Existing Unsecured Notes for exchange when we give notice of acceptance to the Exchange Agent.

In all cases, we will pay the Exchange Consideration in exchange for Existing Unsecured Notes that are accepted for exchange pursuant to the Exchange Offers only after the Exchange Agent timely receives a book-entry confirmation of the transfer of the Existing Unsecured Notes into the Exchange Agent’s account at DTC, and a properly completed and duly executed Letter of Transmittal and all other required documents or a properly transmitted agent’s message.

We will not be liable for any interest as a result of a delay by the Exchange Agent or DTC in distributing the Exchange Consideration in the Exchange Offers.

Conditions to the Exchange Offers

Notwithstanding any other provision of this Offer to Exchange to the contrary, we will not be required to accept for exchange Existing Unsecured Notes tendered pursuant to any of the Exchange Offers and may terminate or amend any of the Exchange Offers if any condition to such Exchange Offer is not satisfied. We may also, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of Existing Unsecured Notes properly tendered (and not validly withdrawn) prior to the applicable Expiration Date, if any one of the following conditions has occurred, and the occurrence thereof has not been waived by us in our reasonable discretion:

•	holders of a minimum of $213,015,000 principal amount of Existing Unsecured Notes, which is 95% of the total aggregate principal amount of outstanding Existing Unsecured Notes, have not properly tendered in the Exchange Offers or voluntarily converted their Existing Unsecured Notes into Common Stock in accordance with the terms of such Existing Unsecured Notes (including any such voluntary conversions that occurred after December 31, 2015);

•	a majority of the common stockholders of the Company have not approved the increase of the amount of the Company’s authorized shares of Common Stock from 150,000,000 to 400,000,000;

•	holders of a minimum of $166,250,000 principal amount of Second Lien Notes, which is 95% of the aggregate principal amount of outstanding Second Lien Notes, have not properly tendered in the Second Lien Exchange Offers;

•	neither have holders of a at least a majority of Existing Preferred Stock outstanding as of the date of this Offer to Exchange either (a) properly tendered their shares prior to the Expiration Date of the Preferred Exchange Offers or voluntarily converted their Existing Preferred Stock into Common Stock in accordance with the terms thereof (including any such voluntary conversions that occurred after December 31, 2015) nor (b) had their shares of Existing Preferred Stock converted into Common Stock pursuant to the Company’s exercise of the mandatory conversion provision in the applicable Certificate of Designation following approval by the shareholders of amendments to the Certificates of Designation of each of our four series of Existing Preferred Stock;

•

there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with such Exchange Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of such Exchange Offer or materially impair the contemplated benefits to us (as set forth under “— Purpose of the Recapitalization Plan, including the Exchange Offers”) of the Exchange Offers;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of such Exchange Offer or materially impair the contemplated benefits to us of such Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

•	any material adverse change in the price of our Common Stock in U.S. securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•	any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or

•	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

In addition, our obligation to issue the Common Stock in any Exchange Offer is conditioned upon our acceptance of Existing Unsecured Notes tendered pursuant to such Exchange Offer.

We expressly reserve the right to amend or terminate any of the Exchange Offers and to reject for exchange any Existing Unsecured Notes not previously accepted for exchange, upon the occurrence of any of the conditions to such Exchange Offer specified above. In addition, we expressly reserve the right, at any time or at various times, to waive certain of the conditions to any of the Exchange Offers, in whole or in part; notwithstanding the foregoing, if we waive any of the conditions relating to the Exchange Offers, we will amend and extend the Exchange Offers in order to provide for new minimum tender conditions and updated disclosure.

As a result of the cross-conditionality of the Exchange Offers, we may not be in a position to ascertain whether the conditions have been satisfied until the expiration of the Exchange Offers. We will promptly give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Exchange Agent as promptly as practicable, followed by a timely press release to the extent required by law.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times with respect to any of the Exchange Offers prior to its expiration.

All conditions to any Exchange Offers must be satisfied or waived prior to the expiration of such Exchange Offer.

Fees and Expenses

We will bear the fees and expenses of soliciting tenders for the Exchange Offers, and tendering holders of Existing Unsecured Notes will not be required to pay any of our expenses of soliciting tenders in the Exchange Offers, including and the fees of the Information Agent and the Exchange Agent. We will also reimburse the Information Agent and the Exchange Agent for reasonable out-of-pocket expenses, and we will indemnify each of the Information Agent and the Exchange Agent against certain liabilities and expenses in connection with the Exchange Offers, including liabilities under the federal securities laws. The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by our officers and other employees.

If a tendering holder participates in the Exchange Offers through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions to such third party.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Existing Unsecured Notes pursuant to the Exchange Offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing Existing Unsecured Notes not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Existing Unsecured Notes tendered;

•	shares of Common Stock are to be delivered to, or issued in the name of, any person other than the registered holder of the Existing Unsecured Notes;

•	tendered Existing Unsecured Notes are registered in the name of any person other than the person signing the Letter of Transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Existing Unsecured Notes under the Exchange Offers.

If satisfactory evidence of payment of transfer taxes is not submitted with the Letter of Transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Future Purchases

Following completion of the Exchange Offers, we may repurchase additional Existing Unsecured Notes that remain outstanding in the open market, in privately negotiated transactions, tender or exchange offers or otherwise. Future purchases of Existing Unsecured Notes that remain outstanding after the Exchange Offers may be on terms that are more or less favorable than the Exchange Offers. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Existing Unsecured Notes other than pursuant to the Exchange Offers until ten business days after the Expiration Date, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

No Appraisal Rights

No appraisal or dissenters’ rights are available to holders of Existing Unsecured Notes under applicable law in connection with the Exchange Offers.

Schedule TO

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Exchange Offers. Such Schedule TO, including the exhibits and any amendment thereto, may be examined, and copies may be obtained, at the same places and in the same manner as are set forth under the caption “Where You Can Find More Information and Incorporation by Reference.”

“Blue Sky” Compliance

We are making the Exchange Offers to eligible holders only. We are not aware of any jurisdiction in which the making of this Exchange Offers is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of this Exchange Offers would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, this Exchange Offers will not be made to, nor will tenders of Depositary Shares be accepted from or on behalf of, the holders of Depositary Shares residing in such jurisdiction.

Accounting Treatment

For the aggregate principal amount of Existing Unsecured Notes that are exchanged in the exchange offer, we will eliminate the principal amount of Existing Unsecured Notes and related accrued interest, and replace it with the par value (par value $0.20 per share) of our Common Stock. As the total principal amount and accrued interest eliminated for the Existing Unsecured Notes is expected to be more than the Common Stock par value recognized, we will record this excess as a decrease in additional paid-in capital.

We will also recognize an expense for the fees and expenses related to the Exchange Offers. If the Exchange Offers are fully subscribed, we would expect the aggregate effect on retained earnings to be a reduction of approximately $1,000,000, which represents estimated fees and expenses related to the Exchange Offers.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our Common Stock trades on the OTC under the symbol “GDPM.” Prior to January 14, 2016, our Common Stock traded on the New York Stock Exchange (“NYSE”) under the symbol “GDP.” As of January 25, 2016, there were approximately 1,061 holders of record of our Common Stock.

The following table sets forth, for the periods indicated, the range of the high and low closing sales prices of our Common Stock on the OTC.

	High	Low
2016
First Quarter(1)	$0.28	$0.05
2015
Fourth Quarter	$0.82	$0.20
Third Quarter	1.68	0.55
Second Quarter	4.34	1.58
First Quarter	4.71	2.47
2014
Fourth Quarter	$14.85	$2.96
Third Quarter	27.95	14.09
Second Quarter	16.00	11.16
First Quarter	18.81	11.80
2013
Fourth Quarter	$28.55	$15.66
Third Quarter	27.65	12.18
Second Quarter	16.00	11.16
First Quarter	16.18	8.68

(1)	Through February 4, 2016.

We currently do not intend to pay dividends on our Common Stock.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of material terms of our Common Stock, Existing Unsecured Notes, certificate of incorporation and bylaws. This summary is qualified by reference to our certificate of incorporation, bylaws and the certificates of designation of our Existing Unsecured Notes, which are incorporated by reference herein, and by the provisions of applicable law.

As of January 20, 2016, our authorized capital stock was 160,000,000 shares. Those shares consisted of (a) 10,000,000 shares of preferred stock, $1.00 par value, 1,493,349 of which were outstanding; and (b) 150,000,000 shares of our Common Stock, of which 76,303,625 shares were issued and outstanding. In addition, as of January 20, 2016, (a) 2,365,496 shares of Common Stock were reserved for issuance pursuant to the conversion of our Series B Preferred Stock, (b) 10,318,315 shares of Common Stock were reserved for issuance pursuant to our Series C Preferred Stock, (c) 8,320,473 shares of Common Stock were reserved for issuance pursuant to our Series D Preferred Stock, (d) 16,131,115 shares of Common Stock were reserved for issuance in connection with the Series E Preferred Stock, (e) 6,506 shares of Common Stock were reserved for issuance pursuant to the conversion of our 3.25% Convertible Senior Notes due 2026, (f) 193,087 shares of Common Stock were reserved for issuance pursuant to the conversion of our 5.00% Convertible Senior Notes due 2029, (g) 2,716,837 shares of Common Stock were reserved for issuance pursuant to the conversion of our 5.00% Convertible Senior Notes due 2032, (h) 3,292,501 shares of Common Stock were reserved for issuance pursuant to the conversion of our 5.00% Convertible Exchange Senior Notes due 2032, (i) 10,884,000 shares of Common Stock were reserved for issuance pursuant to our warrants to purchase common stock, (j) 60,000 shares of Common Stock were reserved for issuance pursuant to our stock option plans at a weighted average exercise price of $26.23 per share had been issued, and (k) 3,154,663 shares of restricted phantom stock awards had not yet vested.

Common Stock

Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share held of record of Common Stock has one vote on all matters voted on by our stockholders, including the election of our directors. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock can elect all of the members of the Board of Directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.

No share of Common Stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of Common Stock will be entitled to dividends in the amounts and at the times declared by our Board of Directors in its discretion out of funds legally available for the payment of dividends.

Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. Holders of Common Stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of Common Stock are fully paid and non-assessable. Our Common Stock is traded on the OTC under the symbol “GDPM.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

As of the date of this Offer to Exchange, we have 7,736,351 shares of authorized but unissued shares of preferred stock that are undesignated.

At the direction of our Board of Directors, we may issue shares of preferred stock from time to time. Our Board of Directors may, without any action by holders of our Common Stock:

•	adopt resolutions to issue preferred stock in one or more classes or series;

•	fix the number of shares constituting any class or series of preferred stock; and

•	establish the rights of the holders of any class or series of preferred stock.

The rights of any class or series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase, preferred stock, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the Common Stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

Series B Preferred Stock

As of the date of this Offer to Exchange, we had 1,483,441 shares issued and outstanding of our Series B Preferred Stock. The Liquidation Preference is $50.00 per share of Series B Preferred Stock, plus accumulated and unpaid dividends. Dividends are payable quarterly in arrears beginning March 15, 2006. If we fail to pay dividends on our Series B Preferred Stock on any six dividend payment dates, whether or not consecutive, the dividend rate per annum will be increased by 1.0% until we have paid all dividends on our Series B Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full.

Each share is convertible at the option of the holder into our Common Stock at any time at an initial conversion rate of 1.5946 shares of Common Stock per share, which is equivalent to an initial conversion price of approximately $31.36 per share of Common Stock. Upon conversion of the Series B Preferred Stock, we may choose to deliver the conversion value to holders in cash, shares of Common Stock, or a combination of cash and shares of Common Stock.

If a fundamental change occurs, holders may require us in specified circumstances to repurchase all or part of the Series B Preferred Stock. In addition, upon the occurrence of a fundamental change or specified corporate events, we will under certain circumstances increase the conversion rate by a number of additional shares of Common Stock. A “fundamental change” will be deemed to have occurred if any of the following occurs:

•	We consolidate or merge with or into any person or convey, transfer, sell or otherwise dispose of or lease all or substantially all of our assets to any person, or any person consolidates with or merges into us or with us, in any such event pursuant to a transaction in which our outstanding voting shares are changed into or exchanged for cash, securities, or other property; or

•	We are liquidated or dissolved or adopt a plan of liquidation or dissolution.

A “fundamental change” will not be deemed to have occurred if at least 90% of the consideration in the case of a merger or consolidation under the first clause above consists of Common Stock traded on a U.S. national securities exchange and the Series B Preferred Stock becomes convertible solely into such Common Stock.

As of December 21, 2010, we have the option to cause the Series B Preferred Stock to be automatically converted into the number of shares of Common Stock that are issuable at the then-prevailing conversion rate, pursuant to the Company Conversion Option. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on the trading day before the announcement of our exercise of the option, the closing price of the Common Stock equals or exceeds 130% of the then-prevailing conversion price of the Series B Preferred Stock. The Series B Preferred Stock is non-redeemable by us. There have been no redemptions or conversions in any periods.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series B Preferred Stock (the “Series B Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series B Preferred Stock for newly issued shares of our Common Stock (the “Series B Exchange Offer”) to cause all of the outstanding shares of Series B Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 8.899 shares of Common Stock per $50.00 liquidation preference, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series B Exchange Offer. If the Series B Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series B Preferred Stock into Common Stock. There can be no assurance that the Series B Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series B Preferred Stock.

Series C Preferred Stock

As of the date of this Offer to Exchange, we had 3,060,412 depositary shares issued and outstanding each representing a 1/1000th ownership interest in a share of our Series C Preferred Stock. The Liquidation Preference is $25,000 per share ($25.00 per depositary share) of Series C Preferred Stock, plus accumulated and unpaid dividends.

The Series C Preferred Stock ranks senior to our Common Stock and on parity with our Series B Preferred Stock and our Series D Preferred Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up. The Series C Preferred Stock has no stated maturity and is not subject to mandatory redemption or any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by us or converted into our Common Stock in connection with certain changes of control.

At any time on or after April 10, 2018, we may, at our option, redeem the Series C Preferred Stock, in whole at any time or in part from time to time, for cash at a redemption price of $25,000 per preferred share, plus all accumulated and unpaid dividends to, but not including, the date of redemption. We may redeem the Series C Preferred Stock following certain changes of control, if we do not exercise this option, then the holders of the Series C Preferred Stock have the option to convert the shares of Series C Preferred Stock into up to 3,371.54 shares of our Common Stock per share of Series C Preferred Stock, subject to certain adjustments. If we exercise any of our redemption rights relating to shares of Series C Preferred Stock, the holders of Series C Preferred Stock will not have the conversion right described above with respect to the shares of Series C Preferred Stock called for redemption.

Holders of the Series C Preferred Stock have no voting rights except for limited voting rights if we fail to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other limited circumstances or as required by law.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series C Preferred Stock (the “Series C Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series C Preferred Stock for newly issued shares of our Common Stock (the “Series C Exchange Offer”) to cause all of the outstanding shares of Series C Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 4.449 shares of Common Stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series C Exchange Offer. If the Series C Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series C Preferred Stock into Common Stock. There can be no assurance that the Series C Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series C Preferred Stock.

Series D Preferred Stock

As of the date of this Offer to Exchange, we had 3,621,070 depositary shares issued and outstanding each representing a 1/1000th ownership interest in a share of our Series D Preferred Stock. The Liquidation Preference is $25,000 per share ($25.00 per depositary share) of Series D Preferred Stock, plus accumulated and unpaid dividends.

The Series D Preferred Stock ranks senior to our Common Stock and on parity with our Series B Preferred Stock and our Series C Preferred Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up. The Series D Preferred Stock has no stated maturity and is not subject to mandatory redemption or any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by us or converted into our Common Stock in connection with certain changes of control.

At any time on or after August 19, 2018, we may, at our option, redeem the Series D Preferred Stock, in whole at any time or in part from time to time, for cash at a redemption price of $25,000 per preferred share, plus all accumulated and unpaid dividends to, but not including, the date of redemption. We may redeem the Series D Preferred Stock following certain changes of control, if we do not exercise this option, then the holders of the Series D Preferred Stock have the option to convert the shares of preferred stock into up to 2,297.79 shares of our Common Stock per share of Series D Preferred Stock, subject to certain adjustments. If we exercise any of our redemption rights relating to shares of Series D Preferred Stock, the holders of Series D Preferred Stock will not have the conversion right described above with respect to the shares of Series D Preferred Stock called for redemption.

Holders of the Series D Preferred Stock have no voting rights except for limited voting rights if we fail to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other limited circumstances or as required by law.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series D Preferred Stock (the “Series D Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series D Preferred Stock for newly issued shares of our Common Stock (the “Series D Exchange Offer”) to cause all of the outstanding shares of Series D Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 4.449 shares of Common Stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series D Exchange Offer. If the Series D Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series D Preferred Stock into Common Stock. There can be no assurance that the Series D Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series D Preferred Stock.

Series E Preferred Stock

As of the date of this Offer to Exchange, we had 3,226,223 depositary shares issued and outstanding each representing a 1/1000th ownership interest in a share of our Series E Preferred Stock. The Liquidation Preference is $10,000 per share ($10.00 per depositary share) of Series E Preferred Stock, plus accumulated and unpaid dividends. Dividends are payable quarterly in arrears beginning March 15, 2016. If we fail to pay dividends on our Series E Preferred Stock on any six dividend payment dates, whether or not consecutive, the dividend rate per annum will be increased by 1.0% until we have paid all dividends on our Series E Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full.

Each share is convertible at the option of the holder into our Common Stock at any time at an initial conversion rate of 5.0 shares of Common Stock per $10.00 Liquidation Preference, which is equivalent to an initial conversion price of approximately $2.00 per share of Common Stock. Upon conversion of the Series E Preferred Stock, we may choose to deliver the conversion value to holders in cash, shares of Common Stock, or a combination of cash and shares of Common Stock.

If a fundamental change occurs, holders may require us in specified circumstances to repurchase all or part of the Series E Preferred Stock. In addition, upon the occurrence of a fundamental change or specified corporate events, we will under certain circumstances increase the conversion rate by a number of additional shares of Common Stock. A “fundamental change” will be deemed to have occurred if any of the following occurs:

•	We consolidate or merge with or into any person or convey, transfer, sell or otherwise dispose of or lease all or substantially all of our assets to any person, or any person consolidates with or merges into us or with us, in any such event pursuant to a transaction in which our outstanding voting shares are changed into or exchanged for cash, securities, or other property; or

•	We are liquidated or dissolved or adopt a plan of liquidation or dissolution.

A “fundamental change” will not be deemed to have occurred if at least 90% of the consideration in the case of a merger or consolidation under the first clause above consists of Common Stock traded on a U.S. national securities exchange and the Series E Preferred Stock becomes convertible solely into such Common Stock.

We have the option to cause the Series B Preferred Stock to be automatically converted into the number of shares of Common Stock that are issuable at the then-prevailing conversion rate, pursuant to the Company Conversion Option. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on the trading day before the announcement of our exercise of the option, the closing price of the Common Stock equals or exceeds 150% of the then-prevailing conversion price of the Series E Preferred Stock.

At any time on or after April 10, 2018, we may, at our option, redeem the Series E Preferred Stock, in whole at any time or in part from time to time, for cash at a redemption price of $10,000 per preferred share, plus all accumulated and unpaid dividends to, but not including, the date of redemption. If we exercise our redemption rights relating to shares of Series E Preferred Stock, the holders of Series E Preferred Stock will not have the conversion right described above with respect to the shares of Series E Preferred Stock called for redemption.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series E Preferred Stock (the “Series E Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series E Preferred Stock for newly issued shares of our Common Stock (the “Series E Exchange Offer”) to cause all of the outstanding shares of Series E Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 5.188 shares of Common Stock per $10.00 liquidation preference, which is equivalent to a conversion price of approximately $1.93 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series E Exchange Offer. If the Series E Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series E Preferred Stock into Common Stock. There can be no assurance that the Series E Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series E Preferred Stock.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and bylaws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the Common Stock.

Written Consent of Stockholders and Stockholder Meetings. Any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called at any time by the Chairman of the Board (if any), the Vice Chairman, the President or by a majority of the Board of Directors.

Advance Notice Procedure for Stockholder Proposals. Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

•	with respect to an election to be held at the annual meeting of stockholders, 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders;

•	with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed to stockholders or public disclosure of the date of the meeting was made, whichever first occurs, and must contain specified information concerning the person to be nominated.

Notice of stockholders’ intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the preceding annual meeting of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders’ meeting, including with respect to the nomination of directors or considering any transaction that could result in a change in control.

Classified Board; Removal of Director. Our bylaws provide that the members of our Board of Directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of stockholders, approximately one-third of the members of the Board of Directors are elected for a three-year term and the other directors remain in office until their three-year terms expire. Furthermore, our bylaws provide that neither any director nor the Board of Directors may be removed without cause, and that any removal for cause would require the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote for the election of directors. Thus, control of the Board of Directors cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of the Board of Directors could be changed.

Limitation of Liability of Directors

Our certificate of incorporation limits, to the fullest extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The effect of this provision is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on behalf of the Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. Exculpation does not apply if the director acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. Our bylaws provide that we may indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law.

DESCRIPTION OF EXISTING INDEBTEDNESS

The following summaries do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this Offer to Exchange.

Senior Credit Facility

Total lender commitments under the Second Amended and Restated Credit Agreement (including all amendments, the “Senior Credit Facility”) are $600 million subject to borrowing base limitation, which as of January 22, 2016 was $47 million. Pursuant to the terms of the Senior Credit Facility borrowing base redeterminations occur on a semi-annual basis on April 1 and October 1. As of December 31, 2015, we had $27 million of borrowings outstanding under the Senior Credit Facility. In February 2015, we entered into the Thirteenth Amendment with an effective date of February 26, 2015. On the effective date, the Thirteenth Amendment reduced our borrowing base to $200 million and extended the maturity of the Senior Credit Facility to February 24, 2017. On February 26, 2015 we entered into a definitive agreement to issue $100 million of second lien senior secured notes, which was used to pay down the amount drawn on our Senior Credit Facility. Interest on revolving borrowings under the Senior Credit Facility, as amended, accrues at a rate calculated, at our option, at the bank base rate plus 1.25% to 2.25% or LIBOR plus 2.25% to 3.25%, depending on borrowing base utilization. Substantially all our assets are pledged as collateral to secure the Senior Credit Facility.

The terms of the Senior Credit Facility as amended by the Thirteenth Amendment, require us to maintain certain covenants. Capitalized terms used here, but not defined, have the meanings assigned to them in the Senior Credit Facility. The primary financial covenants include:

•	Current Ratio of 1.0/1.0;

•	Interest Coverage Ratio of EBITDAX of not less than 2.0/1.0 for the trailing four quarters EBITDAX. The interest for such period to applies solely to the cash portion of interest expense; and

•	Maximum Secured Debt no greater than 2.5 times EBITDAX for the trailing four quarters.

As used in connection with the Senior Credit Facility, Current Ratio is consolidated current assets (including current availability under the Senior Credit Facility, but excluding non-cash assets related to our derivatives) to consolidated current liabilities (excluding non-cash liabilities related to our derivatives, accrued capital expenditures and current maturities under the Senior Credit Facility).

As used in connection with the Senior Credit Facility, EBITDAX is earnings before interest expense, income tax, depreciation, depletion and amortization, exploration expense, stock based compensation and impairment of oil and natural gas properties. In calculating EBITDAX for this purpose, gains/losses on derivatives not designated as hedges, less net cash received (paid) in settlement of commodity derivatives are excluded from Adjusted EBITDAX.

We were in compliance with all the financial covenants of the Senior Credit Facility as of September 30, 2015.

On November 3, 2015, the Company entered into the Fifteenth Amendment to the Senior Credit Facility (the “Fifteenth Amendment”) with an effective date of November 3, 2015. The Fifteenth Amendment includes the following key elements:

•	affirms the borrowing base as $75 million, which constitutes the October 1 redetermination;

•	permits the Company to refinance the 8.875% Senior Notes due 2019 by issuing second lien or third lien debt (provided that the principal amount of third lien debt may not exceed $50 million);

•	requires the Company to mortgage all of its oil and natural gas properties that constitute proved reserves; and

•	authorizes the administrative agent under the Senior Credit Facility to enter into an amended and restated intercreditor agreement setting forth the priority of the liens securing the obligations under the Senior Credit Agreement, the notes issued pursuant the Company’s second lien indentures and any third lien facility that the Company may enter into after the effective date.

The Fifteenth Amendment also revised the Senior Credit Facility to include the following provisions and covenants:(i) Maximum First Lien Debt not greater than 1.25 times EBITDAX for the Trailing Twelve Months; (ii) Interest Coverage Ratio of EBITDAX of not less than 1.25 to 1.0 for the Trailing Twelve Months; (iii) No-hoarding provision of a maximum cash balance of $15 million at any time; (iv) No borrowed proceeds to redeem junior capital; (v) restricts the ability to declare, pay or distribute dividends on our preferred capital stock consistent with the terms of the 8.0% Second Lien Notes and the 8.875% Second Lien Notes; and (vi) the next redetermination date was scheduled for January 1, 2016.

8.0% Second Lien Senior Secured Notes due 2018

On March 12, 2015, we sold 100,000 units (the “Units”), each consisting of a $1,000 aggregate principal amount at maturity of our 8.0% Second Lien Senior Secured Notes due 2018 (the “Second Lien Notes”) and one warrant to purchase 48.84 shares of our Common Stock. The Second Lien Notes are guaranteed by our subsidiary that also guarantees our Senior Credit Facility. The Company received proceeds, before offering expenses payable by the Company, of $100 million from the sale of the Units. The proceeds from the issuance of the Second Lien Notes were used to repay borrowings under the Senior Credit Facility and for general corporate purposes. The Second Lien Notes are secured on a senior second-priority basis by liens on certain assets of the Company and its subsidiary that secures our Senior Credit Facility, which liens are subject to an inter-creditor agreement in favor of the lenders under the Senior Credit Facility. The Second Lien Notes mature on March 15, 2018. If the aggregate principal amount outstanding on the 2032 Notes on August 1, 2017 is more than $25.0 million then the outstanding amount of the Second Lien Notes shall be due on September 1, 2017. Interest on the Second Lien Notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2015.

We may redeem all or a portion of the Second Lien Notes at redemption prices (expressed as percentages of principal amount) equal to (i) 106% for the twelve-month period beginning on March 15, 2016 and (ii) 100% on or after March 15, 2017, in each case plus accrued and unpaid interest to the redemption date. Prior to March 15, 2016, we may redeem the Second Lien Notes at a customary “make-whole” premium.

The indenture governing the Second Lien Notes restricts our ability and the ability of certain of our subsidiaries to:(i) incur additional debt; (ii) make certain dividends or pay dividends or distributions on our capital stock or purchase, redeem or retire such capital stock or our unsecured debt; (iii) sell assets, including the capital stock of our restricted subsidiaries; (iv) pay dividends or other payments of our restricted subsidiaries; (v) create liens that secure debt; (vi) enter into transactions with affiliates and (vii) merge or consolidate with another company. These covenants are subject to a number of important exceptions and qualifications. At any time when the Second Lien Notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in the indenture governing the Second Lien Notes) has occurred and is continuing, many of these covenants will terminate.

The Second Lien Notes and the warrants became separately transferable on June 4, 2015 when a registration statement related to the resale of the warrants was declared effective by the SEC. The warrants are exercisable upon payment of the exercise price of $4.664 or convertible on a cashless basis as set forth in the agreement governing the warrants. Any warrants not exercised by March 12, 2025 will expire.

In connection with the Second Lien Notes, we entered into a registration rights agreement that provides holders of the Second Lien Notes certain rights relating to registration of the Second Lien Notes under the

Securities Act. Pursuant to the registration rights agreement, the Company is obligated to file an exchange offer registration statement with the SEC with respect to an offer to exchange the Second Lien Notes for substantially identical notes that are registered under the Securities Act. We will use our reasonable best efforts to consummate the exchange offer by March 12, 2016. Additionally, we agreed to commence the exchange offer promptly after the exchange offer registration statement is declared effective by the SEC and use our reasonable best efforts to complete the exchange offer not later than 60 days after such effective date. Under certain circumstances, in lieu of a registered exchange offer, we have agreed to file a shelf registration statement with respect to the Second Lien Notes. If the exchange offer is not completed on or before March 12, 2016, or the shelf registration statement, if required, is not declared effective within the time periods specified in the Registration Rights Agreement, we have agreed to pay additional interest with respect to the Second Lien Notes in an amount of 0.25% of the principal amount of the Second Lien Notes per year for the first 90 days following such failure, increasing by 0.25% for each additional 90 days and not to exceed 1.00% of the principal amount per year, until the exchange offer is completed or the shelf registration statement is declared effective. As of the date of this Offer to Exchange, neither an exchange offer nor shelf registration statement for the Second Lien Notes has been filed with the SEC.

We separately accounted for the liability and equity components of our Second Lien Notes in a manner that reflects our nonconvertible debt borrowing rate when interest is recognized in subsequent periods. We measured the debt component of the Second Lien Notes using a discount rate of 32% on the date of issuance. We attributed $84.6 million of the Second Lien Notes relative fair value to the debt component, which compared to the face value results in a debt discount of $15.4 million. Additionally, we recorded $15.4 million within additional paid-in capital representing the equity component of the Second Lien Notes. The debt discount will be amortized using the effective interest rate method through September 1, 2017 along with the applicable debt issuance costs. A debt discount of $12.5 million remains to be amortized on the Second Lien Notes as of September 30, 2015.

8.875% Second Lien Senior Secured Notes due 2018

On October 1, 2015, we issued 38,250 units, each consisting of a $1,000 aggregate principal amount at maturity of our 8.875% Second Lien Senior Secured Notes due 2018 (the “New Second Lien Notes”) and one warrant to purchase approximately 156.9 shares of our Common Stock, in exchange for $76.5 million aggregate principal amount of our 2019 Notes (as defined below). In addition, we issued approximately $36.8 million aggregate principal amount of our New Second Lien Notes in exchange for approximately $81.7 million aggregate principal amount of our 2019 Notes. The New Second Lien Notes are guaranteed by our subsidiary that also guarantees our Senior Credit Facility. The New Second Lien Notes are secured on a senior second-priority basis by liens on certain assets of the Company and its subsidiary that secures our Senior Credit Facility, which liens are subject to an inter-creditor agreement in favor of the lenders under the Senior Credit Facility. The New Second Lien Notes mature on March 15, 2018. If the aggregate principal amount outstanding on the 2032 Notes on August 1, 2017 is more than $25.0 million then the outstanding amount of the New Second Lien Notes shall be due on September 1, 2017. Interest on the New Second Lien Notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2016.

We may redeem all or a portion of the New Second Lien Notes at redemption prices (expressed as percentages of principal amount) equal to (i) 106% for the twelve-month period beginning on March 15, 2016 and (ii) 100% on or after March 15, 2017, in each case plus accrued and unpaid interest to the redemption date. Prior to March 15, 2016, we may redeem the New Second Lien Notes at a customary “make-whole” premium.

The indenture governing the New Second Lien Notes restricts our ability and the ability of certain of our subsidiaries to:(i) incur additional debt; (ii) make certain dividends or pay dividends or distributions on our capital stock or purchase, redeem or retire such capital stock or our unsecured debt; (iii) sell assets, including the capital stock of our restricted subsidiaries; (iv) pay dividends or other payments of our restricted subsidiaries; (v) create liens that secure debt; (vi) enter into transactions with affiliates and (vii) merge or consolidate with another company. These covenants are subject to a number of important exceptions and qualifications. At any time when the New Second Lien Notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in the indenture governing the 8.875% Second Lien Notes) has occurred and is continuing, many of these covenants will terminate.

8.875% Senior Notes due 2019

On March 2, 2011, we sold $275 million of our 8.875% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes mature on March 15, 2019, unless earlier redeemed or repurchased. The 2019 Notes are our senior unsecured obligations and rank equally in right of payment to all of our other existing and future indebtedness. The 2019 Notes accrue interest at a rate of 8.875% annually, and interest is paid semi-annually in arrears on March 15 and September 15. The 2019 Notes are guaranteed by our subsidiary that also guarantees our Senior Credit Facility.

On October 1, 2015, we closed a privately-negotiated exchange under which we retired, in two tranches, $158.2 million in aggregate original principal amount of our outstanding 2019 Notes in exchange for the issuance of $75.0 million in aggregate original principal amount of our New Second Lien Notes and 38,250 warrants. Each warrant is entitled to purchase approximately 156.9 shares of our Common Stock for $1.00 per share. Following this exchange, approximately $116.8 million aggregate original principal amount of the 2019 Notes remain outstanding with terms unchanged.

We may redeem all or a portion of the 2019 Notes at redemption prices (expressed as percentages of principal amount) equal to approximately (i) 104% for the twelve-month period beginning on March 15, 2015; (ii) 102% for the twelve-month period beginning on March 15, 2016 and (iii) 100% on or after March 15, 2017, in each case plus accrued and unpaid interest to the redemption date.

The indenture governing the 2019 Notes restricts our ability and the ability of certain of our subsidiaries to:(i) incur additional debt; (ii) make certain dividends or pay dividends or distributions on our capital stock or purchase, redeem or retire such capital stock; (iii) sell assets, including the capital stock of our restricted subsidiaries; (iv) pay dividends or other payments of our restricted subsidiaries; (v) create liens that secure debt; (vi) enter into transactions with affiliates and (vii) merge or consolidate with another company. These covenants are subject to a number of important exceptions and qualifications. At any time when the 2019 Notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in the indenture governing the 2019 Notes) has occurred and is continuing, many of these covenants will terminate.

5.0% Convertible Senior Notes due 2029

In September 2009, we sold $218.5 million of our 2029 Notes. The 2029 Notes mature on October 1, 2029, unless earlier converted, redeemed or repurchased. As of September 30, 2015, $6.7 million in aggregate principal amount of the 2029 Notes remain outstanding.

The 2029 Notes are our senior unsecured obligations and rank equally in right of payment to all of our other existing and future indebtedness. The 2029 Notes accrue interest at a rate of 5% annually, and interest is paid semi-annually in arrears on April 1 and October 1 of each year.

We exchanged $166.7 million of 2029 Notes for 2032 Notes in 2013. On October 1, 2014, we repurchased $45.1 million of the 2029 Notes using the restricted cash held in escrow for that purpose.

The 2029 Notes are convertible into shares of our Common Stock at a rate equal to 28.8534 shares per $1,000 principal amount of 2029 Notes (equal to an initial conversion price of approximately $34.66 per share of Common Stock per share).

Investors may convert their 2029 Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date under the following circumstances:(i) during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of our Common Stock is greater than or equal to 135% of the conversion price of the 2029 Notes for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (ii) if the 2029 Notes have been called for redemption or (iii) upon the occurrence of one of specified corporate transactions. Investors may also convert their 2029 Notes at their option at any time beginning on September 1, 2029, and ending at the close of business on the second business day immediately preceding the maturity date.

We separately accounted for the liability and equity components of our 2029 Notes in a manner that reflected our nonconvertible debt borrowing rate when interest was recognized through September 30, 2014. The debt discount was amortized using the effective interest rate method based upon an original five year term through October 1, 2014. The debt discount on the 2029 Notes was fully amortized as of December 31, 2014.

5.0% Convertible Senior Notes due 2032

We entered into separate, privately negotiated exchange agreements in 2013 under which we retired $166.7 million in aggregate principal amount of our outstanding 2029 Notes in exchange for the issuance of the 2032 Notes in an aggregate principal amount of $166.3 million. The 2032 Notes will mature on October 1, 2032.

Many terms of the 2032 Notes remain the same as the 2029 Notes they replaced, including the 5.0% annual cash interest rate and the conversion rate of 28.8534 shares of our Common Stock per $1,000 principal amount of 2032 Notes (equivalent to an initial conversion price of approximately $34.6580 per share of Common Stock), subject to adjustment in certain circumstances.

Unlike the 2029 Notes, the principal amount of the 2032 Notes accretes at a rate of 2% per year commencing August 26, 2013, compounding on a semi-annual basis, until October 1, 2017. The accreted portion of the principal is payable in cash upon maturity but does not bear cash interest and is not convertible into our Common Stock. Holders have the option to require us to purchase any outstanding 2032 Notes on each of October 1, 2017, 2022 and 2027, at a price equal to 100% of the principal amount plus the accretion thereon. Accretion of principal is and will be reflected as a non-cash component of interest expense on our statement of operations during the term of the 2032 Notes.

We have the right to redeem the 2032 Notes on or after October 1, 2016 at a price equal to 100% of the principal amount, plus accrued but unpaid interest and accretion thereon. The 2032 Notes also provide us with the option, at our election, to convert the new notes in whole or in part, prior to maturity, into the underlying Common Stock, provided the trading price of our Common Stock exceeds $45.06 (or 130% of the then applicable conversion price) for the required measurement period. If we elect to convert the 2032 Notes on or before October 1, 2016, holders will receive a make-whole premium.

We separately account for the liability and equity components of our 2032 Notes in a manner that reflects our nonconvertible debt borrowing rate when interest is recognized in subsequent periods. We measured the debt component of the 2032 Notes using an effective interest rate of 8%. We attributed $158.8 million of the fair value to the 2032 Note to debt component which compared to the face results in a debt discount of $7.5 million which will be amortized through the first put date of October 1, 2017. Additionally, we recorded $24.4 million within additional paid-in capital representing the equity component of the 2032 Notes. A debt discount of $2.6 million remains to be amortized on the 2032 Notes as of September 30, 2015.

5.0% Convertible Senior Exchange Notes due 2032

On September 8, 2015, we closed a privately-negotiated exchange under which we retired $55.0 million in principal amount of outstanding 2032 Notes in exchange for our issuance of approximately $27.5 million in aggregate original principal amount of 2032 Exchange Notes. Many terms of the 2032 Exchange Notes remain the same as the 2032 Notes they replaced, including the 5.0% annual cash interest rate and the final maturity date of October 1, 2032.

Investors may convert their 2032 Exchange Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date under the following circumstances:(1) if the 2032 Exchange Notes have been called for redemption or the Company exercises its option to convert the 2032 Exchange Notes, or (2) upon the occurrence of one of specified corporate transactions. The conversion rate is 500.00 shares per $1,000 principal amount of the 2032 Exchange Notes (equal to an initial conversion price of $2.00 per share of Common Stock), subject to adjustment.

Like the 2032 Notes, the principal amount of the 2032 Exchange Notes will accrete at a rate of 2% per year from August 26, 2013, compounding on a semi-annual basis, until October 1, 2018. The accreted portion of the principal is payable in cash upon maturity but does not bear cash interest and is not convertible into our Common Stock. Holders have the option to require us to purchase any outstanding 2032 Exchange Notes on each of October 1, 2018, October 1, 2022 and October 1, 2027, at a price equal to 100% of the accreted principal amount thereof, plus accrued and unpaid interest on the original principal amount thereof. We have the right to redeem the 2032 Exchange Notes on or after October 1, 2017, at a price equal to 100% of the accreted principal amount thereof, plus accrued but unpaid interest on the original principal amount thereof. The 2032 Exchange Notes also provide us with the option to convert the 2032 Exchange Notes in whole or in part, prior to maturity, into the underlying Common Stock, provided the trading price of our Common Stock exceeds 125% of the then applicable conversion price for at least 20 trading days in any 30 trading day period. The initial conversion rate is 500 shares of Common Stock per $1,000 principal amount of 2032 Exchange Notes, subject to adjustment. Upon conversion, we must deliver, at our option, either (1) a number of shares of our Common Stock determined as set forth in the indenture related to the 2032 Exchange Notes, or (2) a combination of cash and shares of our Common Stock, if any.

If the holders elect to convert the 2032 Exchange Notes on or before October 1, 2018, holders will receive a make-whole premium equal to (i) $100 per $1,000 face amount of the 2032 Exchange Notes if the conversion occurs prior to October 1, 2017 or (ii) $100 per $1,000 face amount of the 2032 Exchange Notes less an amount equal to 0.2778 multiplied by the number of days between September 30, 2017 and the conversion date, if the conversion occurs on or after October 1, 2017.

We are accounting for this transaction as a troubled debt transaction pursuant to guidance provided by FASB Accounting Standards Codification (“ASC”) section 470-60 “Troubled Debt Restructurings by Debtors.” We have determined that the prospective undiscounted cash flows from the 2032 Exchange Notes through their maturity exceed the adjusted carrying amount of the retired 2032 Notes, consequently no gain for this exchange will be recorded. Accordingly, on the date of the exchange, a carrying amount of $45.2 million remained as a liability and we recorded $10.1 million to additional paid in capital representing the net fair value of the convert feature. An annual discount rate of 1.3% will be used to amortize the liability until maturity on October 1, 2032. Prior to September 30, 2015, holders converted an aggregate amount of $5.7 million of 2032 Exchange Notes into our Common Stock. As of September 30, 2015, $39.5 million aggregate principal amount of the 2032 Exchange Notes remained outstanding.

3.25% Convertible Senior Notes Due 2026

At September 30, 2015, $0.4 million of our 3.25% Convertible Senior Notes due 2026 (the “2026 Notes”) remained outstanding. Holders may present to us for redemption the remaining outstanding 2026 Notes on December 1, 2016 and December 1, 2021.

Upon conversion, we have the option to deliver shares at the applicable conversion rate, redeem in cash or in certain circumstances redeem in a combination of cash and shares.

The 2026 Notes are convertible into shares of our Common Stock at a rate equal to the sum of:

(i)	15.1653 shares per $1,000 principal amount of 2026 Notes (equal to a “base conversion price” of approximately $65.94 per share); plus

(ii)	an additional amount of shares per $1,000 of principal amount of 2026 Notes equal to the incremental share factor 2.6762), multiplied by a fraction, the numerator of which is the applicable stock price less the “base conversion price” and the denominator of which is the applicable stock price.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations relating to the Exchange Offers and, in the case of non-U.S. Holders (as defined below), the ownership and disposition of the Common Stock received pursuant to the Exchange Offers, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the Medicare tax on net investment income, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively and could have a material effect on the U.S. federal income tax consequences of the Exchange Offers and of the ownership and disposition of the Common Stock as described in this discussion. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Exchange Offers and the ownership and disposition of the Common Stock.

This discussion is limited to holders who hold the Existing Unsecured Notes and will hold the Common Stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address the U.S. federal income tax consequences relevant to holders subject to particular rules, including, without limitation:

•	former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding the Existing Unsecured Notes or the Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein); and

•	tax-exempt organizations or governmental organizations.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Existing Unsecured Notes or will hold the Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Existing Unsecured Notes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Considerations Applicable to U.S. Holders

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Existing Unsecured Notes or the Common Stock received upon the exchange of the Existing Unsecured Notes pursuant to the Exchange Offers that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders that Participate in the Exchange Offers

The Company intends to take the position that the exchange of Existing Unsecured Notes for Common Stock is a tax-free recapitalization. Based on such treatment, a U.S. Holder that exchanges Existing Unsecured Notes for Common Stock should not recognize gain or loss for U.S. federal income tax purposes, and the U.S. Holder’s adjusted tax basis and holding period in the Common Stock received generally should equal the U.S. Holder’s adjusted tax basis and holding period in the Existing Unsecured Notes exchanged therefor. The remainder of this discussion assumes that the exchanges of Existing Unsecured Notes for Common Stock will qualify as tax-free recapitalizations.

Tax Considerations Applicable to Non-U.S. Holders

A “Non-U.S. Holder” is a beneficial owner of Existing Unsecured Notes or Common Stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

Tax Consequences to Non-U.S. Holders that Participate in the Exchange Offers

Based on the treatment of an exchange of Existing Unsecured Notes for Common Stock pursuant to the Exchange Offers as a tax-free recapitalization, a Non-U.S. Holder generally will not recognize gain or loss on such exchange. However, under tax rules applicable to certain transactions effected by non-U.S. persons (referred to as the “FIRPTA rules”), such tax-free treatment may not be available to a Non-U.S. Holder whose 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 or 5.00% Convertible Senior Exchange Notes due 2032 (referred to individually or in the aggregate as “Convertible Notes”) constitute “United States real property interests” (or “USRPIs”) by reason of our status as a “United States real property holding corporation” (a “USRPHC”), as described below.

Generally, a corporation is a USRPHC if the fair market value of its USRPIs (which is defined to include oil and gas interests) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Certain interests in a USRPHC will be treated as USRPIs in the hands of a Non-U.S. Holder if:(i) in the case of a class of interests that is considered “regularly traded on an established securities market” (as defined under the FIRPTA rules and referred to herein as “regularly traded”), the Non-U.S. Holder actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for the interests, more than 5% of that class of interests (the “5% Regularly Traded Test”), and (ii) in the case of a class of interests that is not considered regularly traded but is convertible into a class of interests that is considered regularly traded, if on any date on which such non-regularly traded interests were acquired by the

Non-U.S. Holder, the non-regularly traded interests actually or constructively owned by the Non-U.S. Holder (including all previously acquired interests of the same class) had a fair market value greater than 5% of the regularly traded class of the corporation’s interests into which it is convertible as measured on such date (the “5% Acquisition Test”). A Non-U.S. Holder described in either (i) or (ii), above, is referred to as a “5% holder.”

We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. In addition, although not free from doubt, we believe that our Common Stock currently should be considered to be regularly traded but that the Convertible Notes should not be treated as regularly traded. In such case, whether a Non-U.S. Holder owns Convertible Notes that are treated as USRPIs would be determined under the 5% Acquisition Test, above.

A Non-U.S. Holder whose Convertible Notes constitute USRPIs under the rules described above will not be eligible for tax-free treatment unless the Common Stock received by the Non-U.S. Holder also is treated as a USRPI under the 5% regularly traded test and certain other requirements are met, including that the Non-U.S. Holder may be required to file a U.S. federal income tax return and would be required to satisfy certain procedural requirements in accordance with the applicable Treasury Regulations. A Non-U.S. Holder whose Convertible Notes constitute a USRPI but who receives Common Stock that does not constitute a USRPI under the 5% regularly traded test would be treated as having disposed of its Convertible Notes in a taxable transaction in which gain, but not loss, would be recognized for U.S. federal income tax purposes. In such case, the Non-U.S. Holder would be required to obtain a U.S. taxpayer identification number and file a U.S. federal income tax return to report any gain or loss on the exchange.

If the Convertible Notes owned by a Non-U.S. Holder are treated as USRPIs under the 5% Acquisition Test and the Common Stock received by such Non-U.S. Holder is not treated as a USRPI under the 5% regularly traded test, withholding is required to be imposed on the exchange in an amount equal to 10% of the value of the Common Stock issued in the exchange. In order to avoid withholding, a Non-U.S. Holder of Convertible Notes may be required to demonstrate that withholding is not required by certifying that it has not met the 5% Acquisition Test with respect to its Convertible Notes, or alternatively to meet certain procedural requirements certifying that the exchange qualifies (under specific FIRPTA rules) as a tax-free recapitalization in order to avoid withholding (which may be satisfied through a sale of a portion of the Common Stock to be issued in exchange).

Non-U.S. Holders that may be considered a 5% holder of Convertible Notes under the 5% Acquisition Test or of Common Stock under the 5% regularly traded test are strongly encouraged to consult their tax advisors regarding whether an exchange of their Convertible Notes for Common Stock pursuant to the Exchange Offers would qualify for tax-free treatment under the FIRPTA rules and what additional filing or procedural requirements may apply.

The FIRPTA rules applicable to transactions such as an exchange contemplated by the Exchange Offers are complicated and certain aspects of their application are unclear in this situation. Non-U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the FIRPTA rules to their particular situation and the possibility that a withholding agent may require additional documentation in order to avoid withholding on the Common Stock issued in exchange for Convertible Notes.

Ownership and Disposition of the Common Stock

Distributions on our Common Stock

We do not expect to pay distribution on our Common Stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the Non-U.S. Holder’s tax basis in our Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. See “—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a Non-U.S. Holder on our Common Stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the Non-U.S. Holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock unless:

•	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	our Common Stock constitutes a USRPI by reason of our status as a USRPHC for U.S. federal income tax purposes.

•	A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A Non-U.S. Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such gain.

As described above under “Tax Considerations Applicable to Non-U.S. Holders — Tax Consequences to Non-U.S. Holders that Participate in the Exchange Offers,” we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes and that our Common Stock currently should be considered to be regularly traded on an established securities market. Assuming our Common Stock is and continues to be regularly traded, only a Non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for the Common Stock, more than 5% of our Common Stock will be taxable on gain recognized on the disposition of our Common Stock as a result of our status as a USRPHC. If our Common Stock is not regularly traded at any time during the taxable year in which the relevant disposition by a Non-U.S. Holder occurs, then regardless of the percentage of our Common Stock held by such Non-U.S. Holder, such holder will be subject to U.S. federal income tax on a taxable disposition of our Common Stock and a 10% withholding tax will apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Common Stock.

Backup Withholding and Information Reporting

Certain U.S. Holders will be subject to information reporting with respect to the payment of any dividends on our Common Stock and the payment of proceeds on the sale of Common Stock, and backup withholding may apply unless such U.S. Holders furnish the applicable withholding agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding.

Any dividends paid to a Non-U.S. Holder must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Payments of dividends to a Non-U.S. Holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a Non-U.S. Holder of our Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Common Stock and on the gross proceeds from a disposition of our Common Stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

HOLDERS OF OUR EXISTING UNSECURED NOTES AND COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

INFORMATION AGENT AND EXCHANGE AGENT

Information Agent

Georgeson, Inc. has been appointed Information Agent for the Exchange Offers. All deliveries and correspondence sent to the Information Agent should be directed to the address set forth on the back cover of this Offer to Exchange. We have agreed to pay the Information Agent reasonable and customary fees for its services and to reimburse the Information Agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Information Agent for certain liabilities, including liabilities under the federal securities laws. Requests for additional copies of documentation may be directed to the Information Agent at the address set forth on the back cover of this Offer to Exchange.

Exchange Agent

American Stock Transfer & Trust Company, LLC has been appointed Exchange Agent for the Exchange Offers. All deliveries and correspondence sent to the Exchange Agent should be directed to the address set forth on the back cover of this Offer to Exchange. We have agreed to pay the Exchange Agent reasonable and customary fees for its services and to reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Exchange Agent for certain liabilities, including liabilities under the federal securities laws. Requests for additional copies of documentation may be directed to the Exchange Agent at the address set forth on the back cover of this Offer to Exchange.

Delivery of Letter of Transmittal or transmission of instructions to an address or facsimile number other than as set forth on the back cover of this Offer to Exchange for the Exchange Agent is not a valid delivery.

THE INFORMATION AGENT AND EXCHANGE AGENT FOR THE EXCHANGE OFFERS ARE:

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

(888) 607-6511 (Toll Free)

The Information Agent for the Offer is:

American Stock Transfer & Trust Company, LLC

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, NY 11219

For assistance, call (877) 248-6417 or (718) 921-8317

Additional copies of this Amended and Restated Offer to Exchange, the Amended and Restated Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your securities should be directed to the Information Agent or the Exchange Agent.